As filed with the Securities and Exchange Commission on March 12, 2014
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ELBIT IMAGING LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel	6512	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5 Kinneret Street
Bnei Brak 51261, Israel
+972-3-608-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(Name, address, including zip code, and telephone number, including area code of agent for service)

with copies to:
Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Telephone: 212-715-9486 Facsimile: 212-715-8085	Adam M. Klein, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel-Aviv 6789141, Israel Telephone: +972-3-608-9839 Facsimile: +972-3-608-9855

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	(1)	Proposed maximum offering price per share	(2)	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary shares, no par value	204,422,767	(3)	$0.1906		$38,962,979.4	$5,018

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), the ordinary shares being registered hereunder shall be deemed to include any additional ordinary shares of the registrant as may be issued with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(2) Estimated in accordance with Rule 457(c) under the Act, solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the registrant's ordinary shares on March 7, 2014, as reported on the Nasdaq Global Select Market.
(3) Represents ordinary shares of the registrant being registered for resale that have been issued to the selling shareholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 12, 2014

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

ELBIT IMAGING LTD.

204,422,767 Ordinary Shares

The selling shareholders identified in this prospectus may offer from time to time up to 204,422,767 of our ordinary shares.

This prospectus describes the general manner in which the shares may be offered and sold by the selling shareholders. If necessary, the specific manner in which the shares may be offered and sold will be described in a supplement to this prospectus.

We will not receive any proceeds from the sale of the shares by the selling shareholders.

Our ordinary shares are traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol "EMITF" and on the Tel-Aviv Stock Exchange, or TASE, under the symbol "EMIT." The closing price of our ordinary shares on NASDAQ on March 11, 2014, was $0.1951 per share and the closing price of our ordinary shares on the TASE on March 11, 2014, was NIS 0.685 per share (equal to $0.1972 based on the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on March 11, 2014).

In this prospectus, all references to "Elbit," the “Company,” “our,” “we” or “us,” are to Elbit Imaging Ltd. and its consolidated subsidiaries.

All references to “$” or "U.S. dollar," are to United States dollars and all references to "NIS" are to new Israeli shekel.

Investing in our securities involves risks. See "Risk Factors" beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission, the Israel Securities Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this prospectus is [             ], 2014.

You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
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FORWARD LOOKING STATEMENTS

WE MAKE STATEMENTS IN THIS PROSPECTUS THAT ARE CONSIDERED "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACT, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR THE EXCHANGE ACT. WE MAY FROM TIME TO TIME MAKE FORWARD-LOOKING STATEMENTS IN OUR REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, ON FORM 20-F AND FORM 6-K, IN OFFERING CIRCULARS AND PROSPECTUSES, IN PRESS RELEASES AND OTHER WRITTEN MATERIALS, AND IN STATEMENTS MADE BY OUR OFFICERS, DIRECTORS OR EMPLOYEES TO ANALYSTS, INSTITUTIONAL INVESTORS, REPRESENTATIVES OF THE MEDIA AND OTHERS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF ELBIT AND ITS MANAGEMENT ABOUT ELBIT’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, RELATIONSHIPS WITH EMPLOYEES, BUSINESS PARTNERS AND OTHER THIRD PARTIES, THE CONDITION OF ITS PROPERTIES, LOCAL AND GLOBAL MARKET TERMS AND TRENDS, AND THE LIKE. WORDS SUCH AS “BELIEVE,” “EXPECT,” “INTEND,” “ESTIMATE” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE EXCLUSIVE MEANS OF IDENTIFYING SUCH STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED, EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, WITHOUT LIMITATION, THE FACTORS SET FORTH BELOW UNDER THE CAPTION "RISK FACTORS," OUR ANNUAL REPORTS ON FORM 20-F, OUR REPORTS ON FORM 6-K AND OTHER REPORTS FILED WITH OR FURNISHED TO THE SEC. ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS SPEAK ONLY AS OF THE DATE HEREOF, AND WE CAUTION EXISTING AND PROSPECTIVE INVESTORS NOT TO PLACE UNDUE RELIANCE ON SUCH STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS DO NOT PURPORT TO BE PREDICTIONS OF FUTURE EVENTS OR CIRCUMSTANCES, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT ANY FORWARD-LOOKING STATEMENT CONTAINED HEREIN WILL PROVE TO BE ACCURATE. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

RISK FACTORS

Our business is subject to uncertainties and risks. Before you invest in our securities, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Our business, financial condition, liquidity, results of operations or market or trading price of our securities could be materially adversely affected by any of these risks.  In addition, please read “Forward Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

The following is a list of the material risk factors that may affect our business and our results of operations. We cannot predict nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those projected in any forward-looking statement. Furthermore, we cannot assess the occurrence, probability or likelihood of any such risk factor, or a combination of factors, to materialize, nor can we provide assurance that we will not be subject to additional risk factors resulting from local and/or global changes and developments not under our control that might impact our businesses or the markets in which we operate.

GENERAL RISKS

Our business plan is subject to immediate changes, which may have a material adverse effect on our operations.

As discussed below under "Debt Restructuring", on February 20, 2014, we completed a major debt restructuring pursuant to an arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law"). Following the Debt Restructuring, all non-external members of our board of directors are expected to be replaced, and to date no decisions have been made with respect to our business model as implemented in recent years. Such changes may be made with immediate effect, and may have a significant effect on our operations and cash flow.

During the pendency of the Debt Restructuring from February 2013 to February 2014, we essentially ceased our business development activity, which may have a material adverse effect on our operations.

At the beginning of 2013, we experienced a confluence of events not under our control that had an adverse effect on our cash flow and, due to market conditions and delays in projects, we experienced difficulties in realizing our assets at fair commercial values. As a result, the credit ratings of our notes were downgraded, which itself imposed more difficulties on our ability to obtain financing and, in addition, certain financing alternatives that we had been considering did not come to fruition. Our distressed cash flow and the amount of our debt that was scheduled to come due during 2013 required that we pursue a comprehensive long-term solution to deal with the debt structure of our company that would suit the nature of our operations. In February 2013, we commenced negotiations with the trustees and representatives of our note holders. On March 19, 2013, we entered into a letter of undertakings (the "Letter of Undertakings") with the trustees of our Series 1, C, D, E, F and G note holders pursuant to which we undertook, among other things, that we and the entities under our control (excluding Plaza Centers N.V.) would not make any payments to note holders or other financial creditors (except for payments due to secured creditors from funds generated from the secured assets), enter into related party transactions, pay dividends, dispose of any material asset, provide any guarantee or enter into any transaction outside the ordinary course of business, without providing the trustees prior written notice and all relevant information. The Letter of Undertakings will remain in effect until the election of our new board of directors on March 13, 2014.

During the pendency of the Debt Restructuring, we were severely constricted in our ability to develop our business, and did not initiate any new projects during 2013 nor make any significant progress in projects that were under development. This adversely affected our operations, and may cause us to suffer material adverse effects in the future, including the following:

•	Our relationships with business partners, third-party sources of financing, suppliers, customers and other third-parties have been strained and could impair our ability to rebuild our business;

•	We could lose our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•	Our ability to maintain contracts and sign new ones that are critical to our operations could be impaired; and

•	Our ability to generate future cash flow in order to meet our obligations and financing needs may be limited.

•	We might not be able to retain management and other key personnel.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to serve our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, to our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. As during the pendency of the Debt Restructuring from February 2013 to February 2014, we essentially ceased our business development activity, recommencing such activity at once would require substantial investment, without assurance that such synchronization will be achieved, and the failure of which would likely result in material adverse effects on our operations and cash flow and our ability to service our debt. In addition, the replacement of the non-external members of our board, whom may require a certain learning curve period, may have a significant effect on recommencing such activities.

An appeal was filed against the court ruling approving the Debt Restructuring. The success of such appeal in whole or in part may result in material harm to our company, including its liquidation.

Following the approval of the Tel-Aviv Jaffa District Court (the “Court”) of the Debt Restructuring (the “Court Ruling”), a holder of our Series B Notes which had previously filed with the Court a purported class action lawsuit against us on April 11, 2013 (the “Previous Action”), filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the exemption from personal civil liability that could potentially have been accorded to our officers and directors (other than Mr. Mordechai Zisser) and the rejection of the Previous Action. To date, the appeal is yet to be heard by the Supreme Court. If the appeal results in the cancellation of the Court Ruling, we may incur material harm and may be required to negotiate a new debt restructuring plan, the failure of which will likely result in our liquidation.

As a result of the Debt Restructuring, our financial creditors were issued ordinary shares representing approximately 95% of our outstanding share capital and are expected to appoint a new board of directors.  This may result in material changes in our company.

As a result of the Debt Restructuring, we are no longer controlled by one shareholder, and seven new directors are expected to be elected to our board of directors (out of a total of nine directors) on March 13, 2014. As discussed above under “Our business plan is subject to immediate changes, which may have a material adverse effect on our operations”, this situation creates uncertainty with respect to our strategy and may result in changes in our management and business plans. This situation may also result in delays in pursuing business opportunities.  In addition, according to our amended articles of association, a decision to engage in a new field of business which is material to the Company, in which neither we nor any of our subsidiaries is engaged and which new field of business is not complementary to an existing business, would require the approval of all the members of our board of directors present and lawfully entitled to vote at the relevant meeting. This situation creates uncertainty and may result in material adverse effects on our operations.

We have large shareholders who may be able to control us.

As a result of the Debt Refinancing, affiliates of York Capital Management Global Advisers LLC and affiliates of Davidson Kempner Capital Management LLC beneficially owned an aggregate of approximately 19.7% and 14.3%, respectively, of our outstanding ordinary shares. . In addition, as a result of the Debt Refinancing, as of February 26, 2014, and based on the information available to us as of such date, certain Israeli institutional investors held, in aggregate, approximately 27.6% of our outstanding ordinary shares. To our knowledge, these shareholders are not party to a shareholders’ agreement between them or with any other shareholders. However, if they act together or with other shareholders (including by following the advice of Entropy Consultants Limited or another organization that advises institutional shareholders), together they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. To the extent they maintain at least such holding percentages, their equity interests may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by them. Furthermore, should large shareholders take opposing approaches with respect to our company, our business and results of operations may materially suffer.

As a result of the Debt Restructuring, the market price for our ordinary shares may fluctuate and decline significantly.

According to the terms of the Debt Restructuring, we issued 509,713,459 ordinary shares to our unsecured financial creditors, representing approximately 92% of our outstanding share capital at the closing of the Debt Restructuring, 16,594,036 ordinary shares to Bank Hapoalim B.M. (the “Bank”), representing 3% of our outstanding share capital following the closing of the Debt Restructuring, and 1,914,215 ordinary shares as a result of the exercise of a warrant held by Eastgate Property LLC.

As a result, there may be an adverse effect on the market price of our shares as a result of a substantial number of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, the market price of our ordinary shares may fall. The ordinary shares issued pursuant to the Debt Restructuring are generally freely tradable, and the holders of such shares may promptly try to sell them. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

As a result of the Debt Restructuring, we have numerous liens on our assets and subsidiaries, which may result in material adverse effect on our operations.

In accordance with the terms of the Debt Restructuring, we are required to create floating liens on all of our assets and fixed liens on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in Plaza Centers N.V. ("PC"), of which we own approximately 62.5% of its share capital) and Elscint Holdings and Investments N.V. (through which we hold the entire share capital of BEA Hotels N.V. (“BEA Hotels”), which holds our hotels portfolio assets in Bucharest and Antwerp), including rights to receive compensation for a shareholder’s loan to each of such entities. In event that we default on the terms of such debt, such liens may be foreclosed, which may result in liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in such subsidiaries (subject to certain exceptions included in the New Notes, as defined below) without making early prepayment of certain amounts to our note holders.  If we default on our obligation to create and perfect such liens by April 16, 2014, the trustees of the note holders would be entitled to accelerate our obligations under the New Notes. Any such acceleration would likely result in our liquidation.

In addition, in accordance with our amended loan agreement with the Bank (the “Bank Agreement”), we placed fixed liens on BEA Hotels’ holdings and shareholder’s loan (subject to certain exception) in Bea Hotels Eastern Europe B.V. (through which we hold a hotel in  Bucharest) and Astrid Hotel Holdings B.V. (through which we hold hotels in Antwerp). In event that we default on the terms of such debt, such liens may be foreclosed, which may result in the liquidation of our subsidiaries and material harm to our operations and cash flow. In addition, such liens limit our ability to sell our holdings and other rights in these subsidiaries without making early prepayment of certain amounts to the Bank.

The grant of liens pursuant to the Debt Restructuring and the amended loan agreement with Bank Hapoalim resulted in most of our valuable assets being subject to liens and encumbrances. In the event that we need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all. Such outcome may substantially limit our ability to pursue our business plan and further develop our assets.

As a result of the Debt Restructuring, we have limited flexibility in making dividends due to prepayment obligations.

The new notes issued to our note holders pursuant to the Debt Restructuring (the “New Notes”) will include mandatory prepayment provisions in the event we pay a dividend or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed by us, in the following order: (i) first, towards all unpaid amounts under the Series H notes, and (ii) secondly, towards all unpaid amounts under the Series I notes. In addition, pursuant to the Bank Agreement, in the case of a distribution, including payment of a dividend in any manner to the Company's shareholders, we shall be required to prepay the Bank an amount equal to the amount paid to the note holders on such date multiplied by the ratio between our debt to the Bank and our total debt to the Bank and to the note holders as of such date. Such provisions may substantially limit our ability to distribute dividends to our shareholders.

We have significant capital needs and additional financing may not be available.

The sectors in which we compete are capital intensive. We require substantial up-front expenditures for land acquisition, development and construction costs, investment in the yielding asset market, investments in research and development, investment in our retail brands as well as for the ongoing maintenance of our hotels or operation of our commercial centers. In addition, following construction, additional financing is necessary to maintain the centers in good condition until they are almost fully leased to tenants and sold. Accordingly, we require substantial amounts of cash and financing for our operations. We cannot be certain that our own capital will be sufficient to support such future development or that such external financing would be available on favorable terms, on a timely basis or at all. Furthermore, any changes in the global economy, real estate or business environments in which we operate, any negative trend in the capital markets, and/or decrease in our credit rating or the credit rating of our securities, might have a material adverse effect on our ability to raise capital.

As a result of our recent financial difficulties, our suspension of payments in respect of our outstanding notes during the year leading up to the Debt Restructuring and the restructuring of our financial debt as part of the Debt Restructuring, we may experience difficulties raising financing from investors, especially in Israel, at attractive terms or at all.

In 2008 the world markets experienced a financial crisis from which they have not recovered that, among other things, resulted in lower liquidity in the capital markets and lower liquidity in bank financing for real property projects. The financial crisis also affected our ability to obtain financing in Central and Eastern Europe ("CEE") and India for our commercial shopping centers and residential projects in those countries. Lower liquidity may result in difficulties to raise additional debt or less favorable interest rates for such debt, which may impact the development of our projects as well as the ability of the potential purchasers thereof to finance such purchases. In addition, construction loan agreements generally permit the drawdown of the loan funds against the achievement of pre-determined construction and space leasing or selling milestones. If we fail to achieve these milestones (including as a result of the global financial crisis and the significant decrease in the number and volume of transactions in general), the availability of the loan funds may be delayed, thereby causing a further delay in the construction schedule. If we are not successful in obtaining financing to fund our planned projects and other expenditures, our ability to develop existing projects and to undertake additional development projects may be limited and our future profits and results of operations could be materially adversely affected. Our inability to obtain financing may affect our ability to construct or acquire additional land plots, shopping centers and hotels, and we may experience delays in planned renovation or maintenance of our hotels and commercial centers, or in completion of the construction of our trading property that could have a material adverse effect on our results of operations. Our inability to obtain financing may also affect our ability to refinance our existing debt, if necessary, which may have a material adverse effect on our results of operations and cash flow.

In addition, as discussed in the risk factor below "Our annual and quarterly results may fluctuate, which may cause the market price of our shares and New Notes to decline", our quarterly and annual operating results have fluctuated, and may in the future continue to fluctuate, significantly. If we were in need of cash and financing for our operations at a time when our results are poor, this may also have an impact on our ability to fund or successfully obtain financing to fund our planned projects and other expenditures.

In addition, under the terms of our outstanding notes, the net proceeds of any debt we raise must be used to repay the notes, unless raised to refinance the debt to the Bank under the Bank Agreement.  This further limits our ability to secure additional debt financing.  In addition, as part of the Debt Restructuring and the Bank Agreement, most of our valuable assets are subject to liens and encumbrances. In the event we shall need additional financing for our operations, we will not be able to provide adequate collateral, which may adversely affect our ability to raise the financing on favorable terms or at all.. Such outcome may substantially limit our ability to pursue our business plan and further develop our assets.

A lack of available financing may result in the loss of our control over PC.

Our subsidiary PC requires substantial amounts of cash for its operations. PC is currently negotiating a debt restructuring with its financial creditors in the framework of which, on November 18, 2013, it filed for reorganization proceedings with the District Court of Amsterdam in the Netherlands and submitted a restructuring plan to the court (the “PC Restructuring”), which to our knowledge includes a right offering of securities by PC in the amount of EUR 20,000,000. Failure to achieve such capital infusion may result in the failure to consummate the PC Restructuring. Pursuant to Dutch reorganization proceedings, ordinary unsecured creditors of PC became subject to a stay and PC has the ability to restructure its debts during the moratorium with majority consent of its creditors.

To our knowledge, under Dutch law a failure to conclude the PC Restructuring may result in the liquidation of PC, which may significantly affect our cash flow and operations.  Even if the PC Restructuring is consummated, to the extent we fail to participate in the aforementioned capital infusion, our holdings in PC may be significantly diluted, which could result in the loss of our control over PC.  This would materially harm our operations and financial condition.

We are restricted from receiving dividends from PC and other subsidiaries.

On January 31, 2013, PC published a letter that it received from the trustees and representatives of the holders of PC's Series A and Series B notes that demanded that PC desist from distributing a dividend to its shareholders and stated that legal proceedings may be taken in the event that PC proceeds with the distribution of the dividend. The restriction on the distribution of dividends from PC, as well as the decline in the price of PC stock in the recent period, impaired our ability to comply with our business plan according to the planned time schedule, reduced one of our cash resources and affected our liquidity.

On November 18, 2013, the District Court of Amsterdam granted PC’s application for preliminary suspension of payment proceedings and appointed Mr. J.L.M. Groenewegen as administrator over PC, whose approval is required for each cash transaction made by PC, and Ms. L. van Berkum as supervisory judge. The District Court of Amsterdam further determined that the creditors' meeting for the purpose of voting on PC's restructuring plan will take place on April 17, 2014 and that creditors can file their claims for voting purposes with the administrator before April 3, 2014. It is unlikely that PC will distribute any dividends during the pendency of its debt restructuring. In addition, the final restructuring plan may impose certain limitations on the distribution of dividends by PC and include subordination provisions, which would significantly limit our ability to generate cash flow from PC and may significantly affect our cash flow and operations. In addition, other subsidiaries of ours are subject to limitations on the payment of dividends by virtue of legal or regulatory restrictions in their respective jurisdictions.

Conditions and changes in the local and global economic environments including recent financial crises may adversely affect our business and financial results including our ability to comply with certain financial covenants.

Adverse economic conditions in markets in which we operate can harm our business. In recent years, global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These economic factors include diminished liquidity and tighter credit conditions, leading to decreased credit availability, as well as declines in economic growth, employment levels, purchasing power and the size and amount of transactions. The duration, scope and effects of the recent economic instability cannot yet be determined. Partly as a result, entire industries have faced and may be facing extreme contraction and even the prospect of collapse. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries, such as Greece and Cyprus, each of which is facing possible default of its sovereign debt obligations, as well as Spain, Italy and the United States, the sovereign debt obligations of which were recently downgraded, has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally-challenged government payers.

The credit crisis could have a number of follow-on effects on our business, including a possible: (i) decrease in asset values that are deemed to be other than temporary, which may result in impairment losses and possible noncompliance with certain financial covenants in credit and loan agreements to which we are a party, including but not limited to as a result of the decrease in the value of our collateral loan to value (LTV) (including the decrease in the value of real estate or securities which are pledged to banks),  (ii) negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and other sources of funding in the future on terms favorable to us, which would harm our ability to finance the development of new projects and engage with co-investors for additional investments in the yielding assets market, (iii) slowdown in our business resulting from potential  buyers experiencing difficulties in raising capital from financial institutions in order to finance the purchase of our assets from us, and (iv) imposition of regulatory limitations on financial institutions with respect to their ability to provide financing to companies such as us and/or projects such as those in which we are engaged, while creating a credit crunch. If such financial and economic uncertainty continues, it may materially adversely affect our results of operations and may increase the difficulty for us to accurately forecast and plan future business.

Our high leverage could adversely affect our ability to operate our business.

We are highly leveraged and have significant debt service obligations. As of the closing of the Debt Restructuring, our total corporate-level debt amounted to NIS 835 million (approximately $237 million), consisting of the following: NIS 448 million (approximately $127 million) aggregate principal amount of Series H notes, NIS 218 million (approximately $62 million) aggregate principal amount of Series I notes and approximately $48 million principal amount of secured debt to the Bank.

In addition, we may incur additional debt from time to time to finance acquisitions or the development of projects, for capital expenditures or for other purposes.

Some of our lenders require us to maintain and comply with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. As a result of our substantial indebtedness:

•	we could be more vulnerable to general adverse economic and industry conditions;

•	we may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other projects;

•	we may have limited flexibility in planning for, or reacting to, changes in our business and in the industry;

•	we may have a competitive disadvantage relative to other companies in our business segments with less debt;

•	we may face difficulties in establishing strategic or other long-term business joint ventures; and

•	we may not be able to refinance our outstanding indebtedness.

We cannot guarantee that we will be able to generate enough cash flow from operations or that we will be able to obtain sufficient capital to service our debt or fund our planned capital expenditures. In addition, we may need to refinance some or all of our indebtedness on or before maturity. We cannot guarantee that we will be able to refinance our indebtedness on commercially reasonable terms or at all.

Delays in the realization of our assets could result in significant harm to our financial condition and our ability to serve our indebtedness in a timely manner.

Our business activity is characterized by cycles of entrepreneurship-development-improvement-realization, with the objective to create value with our assets and, as a result, to create value for our company. Our cash flow is dependent upon maintaining synchronization between the realization timetables to the payment schedules of our indebtedness. Delays in the realization of our assets could harm our cash flow and our ability to service our indebtedness.  For example, at the beginning of 2013, we experienced a confluence of events not under our control that had an adverse effect on our cash flow and, due to market conditions and delays in projects, we experienced difficulties in realizing our assets at fair commercial values. Those difficulties were attributed to a number of factors, including delays in obtaining permits and licenses from municipal and planning authorities and the hardening of financing policies by banks and financial institutions for the financing of our projects (both for entrepreneurs and potential purchasers). In addition, the note holders of PC threatened to take legal action to prevent PC from distributing dividends, from which we had expected to receive an amount of NIS 100 million (approximately $27 million).  As a result, the credit ratings of our notes were downgraded, which itself imposed more difficulties on our obtaining financing and, in addition, certain financing alternatives that we had been considering did not come to fruition. This led us to commence the process that resulted in the Debt Restructuring.  There can be no assurance that we will able to avoid a recurrence of such events. In addition, as during the pendency of the Debt Restructuring from February 2013 to February 2014, we essentially ceased our business development activity, recommencing such activity at once would require substantial investment, without assurance that such synchronization will be achieved, and the failure of which would likely result in material adverse effects on our operations and cash flow and our ability to service our debt. In addition, the replacement of the majority of our board of directors may delay the recommencement of such activities.

We are no longer eligible to use Form F-3, which could impair our capital raising activities.

As of the date of filing this registration statement, we are not eligible to use SEC Form F-3 as a result of the defaults under our notes during the period leading up to the Debt Restructuring. As a result, we cannot use the SEC's "short form" Form F-3 to register sales of our securities. Moreover, our “public float” is below $75 million and may remain below $75 million for the foreseeable future. As a result, we may not be fully eligible to use Form F-3 for primary offerings even if we otherwise would regain the ability to use the form for resale registration statements. Any such limitations may harm our ability to raise the capital we need. Under these circumstances, until we are again eligible to use Form F-3, we will be required to use a registration statement on Form F-1 to register sales of securities with the SEC or issue such securities in a private placement, which could increase the cost of raising capital and delay our financings.

Our financial instruments (mainly our loans and notes) and our derivative financial instruments are subject to fluctuation in interest rates, currency exchange rates, changes in the consumer price index and/or changes in fair value, which may have a negative impact on our earnings, balance sheet and cash flows.

Floating interest rates on most of our debt facilities expose us to increases in market interest rates and subsequent increases in interest costs. To the extent that at any time we do not have any hedges or our hedges are insufficient against interest rate fluctuations, our earnings and balance sheet position may be negatively impacted. Currently we do not have any material hedges against interest rate fluctuations. In addition, certain debt agreements may include default interest under certain circumstances, which may be higher than the original interest rate set out in the debt agreement. If a lender successfully asserts its right to invoke a default interest clause, this will increase our effective interest costs in respect of facilities with that lender.

We are impacted by exchange rates and fluctuations thereof. We are likely to face risks from fluctuations in the value of the functional currencies of our subsidiaries against the linkage currency of the applicable financial instruments. To the extent that at any time we do not have any hedges or our hedges are insufficient against currency exchange rates, our earnings and balance sheet position may be negatively impacted. Currently we do not have any material hedges against exchange rate fluctuations.

The principal and interest of most of our debt instruments is determined by reference to the Israeli consumer price index (the "CPI"), which may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security. The historical value of the CPI is not indicative of future CPI performance and its value is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control. An increase in the CPI will result in additional financing expenses to our profits and losses and will have a negative impact on our cash flows. Currently we do not have any material hedges against fluctuations in the CPI.

Certain of our financial instruments and derivative financial instruments are measured by fair value. Any change to the fair value of such instrument will affect our profits and losses and may have a material effect on our results. Changes in accounting standards or evaluation methods for the determination of fair value or for valuing and assessing the fair value of our assets might result in capital decreases in our financial statements, affect our profits and losses and have a material effect on our results. In addition, such decreases may result in failure to meet financial covenants under bank loans that include LTV ratio covenants.

The fair value of our real estate assets (including commercial shopping centers, hotels, residential projects and others) may be harmed by certain factors that may entail impairment losses not previously recorded, which would affect our financial results and the satisfaction of financial covenants.

Certain circumstances may affect the fair value of our real estate assets (whether operating or under construction), including, among other things, (i) the absence of or modifications to permits or approvals required for the construction and/or operation of any real estate asset; (ii) in commercial and entertainment centers where a significant part of the rental areas is subject to long-term leases with a small group of retailers which is distinguished from other lessees, we may be exposed to a risk of rental fee rates being significantly lower than originally anticipated and a material long term decline in the business operations of such retailers may therefore have an adverse effect on the real estate assets recoverable amount and their final sale prices; (iii) delays in completion of works, beyond the anticipated target, may adversely affect the fair value of the assets and our results of operations and cash flow; (iv) lawsuits that are pending, whether or not we are a party thereto, may have a significant impact on our real estate assets and/or on certain of our shareholding rights in the companies owning such assets; (v) full or partial eminent domain proceedings (with or without compensation) regarding such real estate assets; and (vi) findings indicating soil or water contamination or the existence of historical or geological antiquities may require the company to absorb significant cleaning, purification or preservation costs, and may limit the use or exploitation of the land, resulting in significant decrease in its fair value. In addition, certain laws and regulations applicable to our business in certain countries where the legislation process undergoes constant changes may be subject to frequent and substantially different interpretations, and agreements which may be interpreted by governmental authorities so as to shorten the term of use of real estate, which may be accompanied by a demolition or nationalization order with or without compensation, may significantly affect the value of such real estate asset. The fair value of our real estate assets may be significantly decreased thereby resulting in potential impairment losses not previously recorded in our financial results, which would impact our ability to satisfy financial covenants under our bank loans.

Since market conditions and other parameters (such as macroeconomic and microeconomic environment trends, and others) that affect the fair value of our real estate and investments vary from time to time, the fair value may not be adequate on a date other than the date the measurement was executed (in general, immediately after the balance sheet date). In the event the projected forecasts regarding the future cash flows generated by those assets are not met, we may have to record an additional impairment loss not previously recorded.

In addition, the fair value of certain of our real estate assets is highly dependent on the yield rates attributable to these assets. Therefore, any change in the yield rate or interest rate of any of our real estate assets may cause a significant decrease to the fair value of such assets, thereby resulting in potential impairment losses not previously recorded in our financial results.

The failure to comply with government regulation may adversely affect our business and results of operations.

Our business is subject to numerous national and local government regulations, including those relating to acquisition of real estate properties, building and zoning requirements, fire safety control, access for the disabled, environmental law and health board reviews and standards. In addition, we are subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, and work permit requirements, and in some localities to collective labor agreements. A determination that we (or any of our tenants, where applicable) are not in compliance with these regulations could result in the imposition of fines, an award of damages to private litigants and significant expenses in bringing our operations into compliance with such laws and regulations. In addition, our ability to terminate the employment of workers whom we think we no longer need may be hampered by local labor laws and courts, which traditionally favor employees in disputes with former employers.

Operating globally exposes us to additional and unpredictable risks.

We conduct our businesses in multiple countries and constantly seek new opportunities in various regions of the world. Our future results could be materially adversely affected by a variety of factors relating to international transactions, including changes in exchange rates, general economic conditions, regulatory requirements, dividend restrictions, tax structures or changes in tax laws or practices, and longer payment cycles in the countries in our geographic areas of operations. International operations may be limited or disrupted by the imposition of governmental controls and regulations, political instability, hostilities, natural disasters and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations. A failure to effectively manage the expansion of our business could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be implemented successfully.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of ordinary shares may suffer adverse tax consequences.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes. Our PFIC status is determined based on several factors, including our market capitalization, the valuation of our assets, the assets of companies held by us in certain cases and certain assumptions and methodologies upon which we base our analysis.  A determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain "excess distributions" made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See "Item 10.E. Taxation - Tax consequences if we are a Passive Foreign Investment Company" in our Annual Report on Form 20-F.

We are subject to various legal proceedings that may have a material adverse effect on our results of operations.

Certain legal proceedings have been initiated against us, including purported class action lawsuits filed against us by our note holders on February 25, 2013 and April 11, 2013 arising out of, among other things, our suspending principal and interest payments on our Series A and B notes, and an appeal filed against us following the Court’s approval of the Debt Restructuring (as discussed above under “An appeal was filed against the court ruling approving the Debt Restructuring. Acceptance of such appeal in whole or in part may result in material harm to our company, including its liquidation”). In addition, litigation was initiated against us and certain other third parties, including former directors of the Company and Elscint Ltd., in connection with the change of control of us and our former subsidiary Elscint Ltd. ("Elscint," which was merged into us in 2010) in May 1999 and the acquisition of the hotel businesses by Elscint in September 1999, as well as motions to certify certain of such claims as class actions (Gadish et al v. Elscint et al). On May 28, 2012, the Supreme Court certified the lawsuit as a class action with respect to the claim that the hotels were allegedly sold to us at a price higher than the then-current fair value and that Elron Electronic Industries Ltd. (an unrelated third party) had breached certain minority rights in the framework of the sale of Elscint's shares to Europe Israel (our contolling shareholder prior to the Debt Restructuring), and the case was remanded to the Court for hearing the case without prejudicing the parties' rights and arguments with respect to a derivative action. For details regarding the class action lawsuits filed against us, see "Item 4.A – History and Development of the Company – Recent Events" in our Annual Report on Form 20-F, and for details regarding our litigation in general, see note 23B in our annual consolidated financial statements in our Annual Report on Form 20-F. A determination against us in some or all of these proceedings, mainly those related to class actions, may materially adversely affect our results of operations and cash flow.

Our results of operations fluctuate due to the seasonality of our various businesses.

Our annual revenues and earnings are substantially dependent upon general business activity, vacation and holiday seasons and the influence of weather conditions. As a result, changes in any of the above have a disproportionate effect on the annual results of operations of our hotels and fashion retail businesses (as well as on the consumer activity in our commercial and entertainment centers.

Our annual and quarterly results may fluctuate, which may cause the market price of our shares and notes to decline.

We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual operating results, which may cause the market price of our shares and notes to decline. These fluctuations may be caused by various factors including, among other things, significant sales of our properties, the frequency of such transactions and the effect on certain financial investments that are measured at fair value through profit and loss (FVTPL) that are subject to market price. We periodically review our business to identify opportunities for the acquisition, development or sale of new commercial centers, hotels or other businesses. As a result of our disposition and acquisition or development of centers, we may experience significant fluctuations in our annual and quarterly results. As a result, we believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful and that investors should not rely on them as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors.

Our business is subject to general business and macro and microeconomic risks.

In addition to risks that are relevant to a specific activity or relate to a specific territory, certain conditions and changes in the economic environment in the countries in which we operate may have an adverse effect on our business performance; changes in the global economy, in real estate and/or the business environment in which we operate, and/or a negative trend in the capital markets and/or a decrease in our rating or the rating of our securities, and/or a decrease in our capital and/or impairments according to our governing accounting principles or due to change in auditing standards and accounting principles, if and to the extent they occur, may have an adverse effect on our ability to raise funds; macroeconomic or microeconomic changes as described above may influence our compliance with financial covenants under certain bank loans and credit agreements, including but not limited to, as a result of the decrease in the LTV (including the decrease in the value of real estate assets value and/or securities that are pledged to banks) and/or a decrease in our capital. For details regarding our pledged assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -  Liquidity and Capital Resources" in our Annual Report on Form 20-F.

A loss of the services of members of our senior management, including in particular, that of Mordechay Zisser, could materially adversely affect our business and results of operations.

We rely on the continued services of the members of our senior management team, including in particular that of Mordechay Zisser, our Chief Executive Officer, Executive President and a director. Any loss of the services of Mordechay Zisser or any other member of our senior management team could result in the loss of expertise necessary for us to succeed, which could cause harm to our operating results and cash flow and impair our ability to meet our objectives. See "Item 6.B. Directors, Senior Management and Employees - Compensation of Directors and Officers – Services of Mr. Mordechay Zisser" below.

If we do not satisfy the NASDAQ requirements for continued listing, our ordinary shares could be delisted from NASDAQ.

Our listing on the NASDAQ Stock Market is contingent on our compliance with the NASDAQ's conditions for continued listing.  One of such conditions is maintaining a bid price for our ordinary shares of least $1.00 per share.  In advance of the closing of the Debt Restructuring, the closing price of our ordinary shares dropped below $1.00 per share on January 28, 2014.  On March 12, 2014, NASDAQ notified us of our noncompliance with the aforementioned condition and set a period of 180 days in order to regain compliance.

We intend to actively monitor the bid price for our ordinary shares and will consider all available options to regain compliance with the NASDAQ minimum bid price requirement. If necessary, we may effect a reverse stock split to regain compliance. We cannot assure you that we will be able to regain compliance with the minimum bid price requirement or that we will be able to continue to meet the other continued listing requirements of the NASDAQ Stock Market in the future.

If we fail to satisfy all the continued listing requirements of the NASDAQ Stock Market by the applicable deadlines and our shares are delisted from NASDAQ, trading in our ordinary shares in the United States may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be adversely affected. Moreover, we would be unable to use the SEC's "short form" Form F-3 to register the offering and sale of securities, even for limited primary offerings. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which  could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

If PC and Elbit Medical Technologies Ltd. do not satisfy the applicable stock exchange conditions of for continued listing, their shares could be delisted.

The shares of PC are listed for trading on the main board of the London Stock Exchange under the symbol "PLAZ" and on the main list of the Warsaw Stock Exchange under the symbol "PLZ", and the shares of our subsidiary Elbit Medical Technologies are listed on the Tel-Aviv Stock Exchange under the symbol "EMTC". If PC or Elbit Medical Technologies Ltd. does not satisfy the conditions of the applicable stock exchange for continued listing (such as, but not limited to, free-float requirements), their shares could be delisted. Such occurrences would make the realization of those investments or any part thereof by us more difficult and could limit the possibility to attract new investors to those portfolios.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS

There is no assurance that we will successfully implement our construct and dispose strategy on the commercial and entertainment business and in such event our results and cash flows may be materially adversely affected.

Our strategy in the commercial and entertainment centers business is to acquire a plot of land, develop a commercial and entertainment center on it, and dispose of the center upon completion, or operate a center following completion until such time as we reach the minimum occupancy threshold necessary for the property to be attractive to potential buyers or to enable the sale thereof as part of a sale of a portfolio of properties, and to allow us to attempt to achieve the best price for our completed commercial centers. Our decision to sell properties is based on various factors, including market conditions. There is no assurance that such sales will actually occur or that they will occur according to the timetable we predicted or planned. There can be no assurance that we will be able to complete dispositions under commercially reasonable terms or at all. Accordingly, our results of operation and cash flows can be materially adversely affected.

Suitable locations are critical to the success of a commercial and entertainment center; however, there is no guarantee that we will be able to obtain such suitable locations, which may adversely affect our business and results of operations.

The choice of suitable locations for the development of commercial and entertainment center projects is an important factor in the success of the individual projects. Ideally, these sites should be located (i) within, or near, the city center, with well-developed transportation infrastructure (road and rail) located in close proximity to facilitate customer access and (ii) in areas with sufficient population to support the centers. If we are not able to find sites in the target cities which meet these criteria or which meet our price range, this may materially adversely affect our business and results of operation. In addition, our estimations as to the urban development of the area and/or consumer spending power or the growth thereof may be wrong or may be influenced by factors we cannot predict, which can cause the results of the center to be less than we predicted and/or difficulty to reach the desirable occupancy rates, and/or require us to sell the center at a time or upon terms different that we had planned.

We are dependent on attracting third parties to enter into lease agreements, and in particular on anchor tenants.

We are dependent on our ability to enter into new leases on favorable terms with third parties, including anchor tenants (such as the operators of supermarkets, department stores, cinemas, national retail outlets and large electrical appliances stores) in order to receive a profitable price for each commercial and entertainment center or other development. Anchor stores in commercial and entertainment centers play an important part in generating customer traffic and making a center a desirable location for other tenants. We may find it more difficult to engage tenants to enter into leases during periods when market rents are increasing, or when general consumer activity is decreasing, or if there is competition for tenants from competing centers. The global economic slowdown, pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle (as well as vacancies and available spaces at other shopping centers as a result of the recession) may impact our ability to find tenants for our commercial and entertainment centers. Failure to attract tenants, the termination of a tenant’s lease, or the bankruptcy or economic decline of a tenant may adversely affect the price obtainable for the commercial and entertainment center and adversely affect our financial condition and results of operations. The failure of tenants to abide by the terms of their agreements may cause delays or result in a temporary or long term decline in rental income, the effects of which we may not be able to offset due to difficulties in finding a suitable replacement anchor tenant. Furthermore, the tenants or operators of units comprising part of a development may be unable to obtain the necessary governmental permits or licenses which are necessary for the operation of their respective businesses. Where such operations are delayed or not permitted due to lack of necessary permits, a negative impact on the attractiveness of the project and on revenues and cash flows may result.

We may lease developed commercial and entertainment centers until we dispose of them or other developments at below expected rental rates or sell at a price that is below what was expected or at a delayed date, which would materially harm our business.

Our current strategy is to dispose of a commercial and entertainment center upon completion. If rental leases decrease below our expectations or if circumstances arise beyond our control, such as market prices, market demand and negative trends, or if we are required to sell a center in order to meet certain payment obligation under our outstanding financing facilities or notes when due, we may have to sell a commercial and entertainment center at a price below our projections. In addition, we could be in the position where there will be no demand at acceptable prices and we will be required to hold, operate and maintain the commercial and entertainment center until the financial environment improves and we are able to attempt to achieve the best price for our completed commercial centers. This will cause a considerable delay in the sale of the asset and will require us to devote (or acquire by way of outsourcing) the resources (including, in some cases, injecting additional capital) required for its operation and maintenance.

Competition is becoming more aggressive in certain countries in which we operate, which may adversely affect our results of operations and cash flows.

The commercial and entertainment centers business in CEE and in India is becoming more competitive with a number of developers becoming active in our target areas, such as Globe Trade Centre SA, ECE Projekt Management GmbH and TriGranit Holding Limited in CEE. The commercial and entertainment centers concept we promote is gaining increasing popularity due to its potentially high yields. Developers compete not only for patrons, but also for desirable properties, financing, raw materials, qualified contractors, experienced system consultants, expert marketing agents and skilled labor. The public bidding process (the process through which we often acquire new properties) in CEE, and the prime locations in general, are subject to competition and some of our competitors have longer operating histories and greater resources than us, all of which may limit our ability to obtain such projects. There can be no assurance that we will be successful in winning projects that we bid for or which are awarded pursuant to fixed price tenders or that we will otherwise continue to be successful in competing in such countries for prime and selected locations.

If we find and acquire a location that is suitable for the development of a commercial and entertainment center, the suitability of that location may be adversely affected by external factors such as a competing shopping center opening in the same area, demographic trends and urban development and changes which may impact the character of the target or potential customers of the shopping center, and other factors that may impact the shopping center’s operations. In the event that the suitability of a location is adversely affected, the development of our commercial and entertainment center may be delayed or abandoned. In such circumstances, there is no guarantee that we will be able to use the site for an alternative development or be able to sell the site.

We may be required to make payments to tenants in occupancy who enjoy enhanced occupational rights in order to vacate the premises, which may result in budget overruns.

We may acquire development sites or existing commercial and entertainment centers that have existing tenants. In so doing, we may acquire lease liabilities and obligations in connection with such acquisitions. As a consequence, our earnings may be affected to the extent that we are obliged to give continued occupancy to tenants with lease payments below market rates for the refurbished or redeveloped center. In addition, we may incur costs in obtaining vacant possession of a site where there are existing tenants who have protected occupancy rights. We may be required to make additional ex gratia payments to such tenants in order to obtain vacant possession before the contractual expiration of such tenants' lease terms. Such payments may result in budget overruns for the project. We may also be obliged to relocate existing tenants, which could delay the development of the site and add to the cost of development. Any of the above costs may also apply should we desire to improve the mixture of tenants, while replacing current lessees, as even if the new mixture is expected to generate more revenues (which also may not be realized), the above costs will occur in an immediate manner.

RISKS RELATING TO THE HOTEL BUSINESS

The hotel industry may be affected by economic conditions, oversupply, travel patterns, weather and other conditions beyond our control which may adversely affect our business and results of operations.

The hotel industry may be adversely affected by changes in national or local economic conditions and other local market conditions, especially in times of economic crisis. Our hotels may be subject to the risk of oversupply of hotel rooms. Other general risks that may affect our hotel business are changes in travel patterns (business or tourism), changes in trends as to performance of exhibitions, conferences and conventions in the cities in which our hotels are located or at all (including as a result of a financial crisis). extreme weather conditions, changes in governmental regulations which influence or determine wages, workers’ union activities, changes in interest rates, the availability of financing for operating or capital needs, and changes in real estate tax rates and other current operating expenses. Unforeseen events, such as terrorist attacks, volcanic eruptions, extreme weather conditions, outbreaks of epidemics and health concerns (such as SARS, avian flu, swine flu) and the economic recession had, and may continue to have, an adverse effect on local and international travel patterns and, as a result, on occupancy rates and rates in our hotels. Downturns or prolonged adverse conditions in the real estate or capital markets or in national or local economies and difficulties in securing financing for the development of hotels could have a material adverse effect on our business, results of operations and cash flow, ability to develop new projects and the attainment of our strategic goals.

Competition in the hotels industry could have an adverse effect on our business and results of operations.

The hotel business is highly competitive. This is particularly the case in those areas where there is an oversupply of rooms. Competitive factors within the industry include: (i) convenience of location and accessibility to business centers; (ii) room rates; (iii) quality of accommodations; (iv) brand name recognition; (v) quality and nature of service and guest facilities provided; (vi) reputation; (vii) convenience and ease of reservation systems; and (viii) the supply and availability of alternative lodging.

We operate our hotels in geographic locations where other hotels are or may be located. We expect to compete for guests and development sites with national chains, large franchisees and independent operators. Many of these competitors have greater financial resources and better brand name recognition than we do, and may have more established relationships with prospective franchisers, representatives in the construction industry and other parties engaged in the lodging industry. The number of competitive lodging facilities in a particular area could have a material adverse effect on our hotel occupancy and rates and, therefore, results of operations and cash flows of our hotels. We believe that competition within the lodging market may increase in the foreseeable future. New or existing competitors may significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve hotels in the markets in which we currently or may subsequently compete, thereby materially adversely affecting our business and results of operations.

 We rely on management agreements with the Rezidor Hotel Group, which may not provide the intended benefits and may be terminated. Any significant decline in the reputation of the Rezidor Hotel Group or in the performance of our hotels could adversely affect our results of operation.

Our hotels are either directly or indirectly operated under long-term management agreements with the Rezidor Hotel Group ("Rezidor"). Any significant decline in the reputation of Rezidor or in its ability to ensure the performance of our hotels at anticipated levels could adversely affect our results of operations. If our agreement with Rezidor is terminated, we cannot be certain that we would be able to obtain alternative management services of the same standard on similar or better terms.

The long-term management arrangements entail additional risks, including the possibility that: (i) Rezidor might, at any time, have economic or other business interests that are inconsistent with ours or with the management of the specific hotels; (ii) Rezidor may be in breach of the agreements or in a position to take action contrary to the agreements, or frustrate the execution of acts which we believe to be in the interest of any particular hotel; and (iii) Rezidor might become bankrupt or insolvent.

Disputes or disagreements with Rezidor could result in interruption to the business operations of the hotels in question, and impact the financial condition and results of operations of our hotels division which may be materially adversely affected.

Our agreements with Rezidor impose obligations on us that may force us to incur significant costs.

Our agreements with Rezidor, the management companies of all of our operating hotels, contain specific standards for, and restrictions and limitations on, hotel operation and maintenance. These standards, restrictions and limitations may conflict with our priorities, and impose capital demands upon us. In addition, Rezidor may alter its standards or hinder our ability to improve or modify our hotels. We may be forced to incur significant costs or make capital improvements in order to comply with the requirements of Rezidor and, if our relationship with Rezidor is terminated, to change the franchise affiliation of our affected hotels.

The value of our investment in our hotel properties is subject to various risks related to ownership and operation of real property.

In addition to the items set forth above, our investment in hotel properties is subject to varying degrees of risk related to the ownership and operation of real property. The fair value of our hotels and income from the hotels may be materially adversely affected by:

•   changes in global and national economic conditions, including global or national recession, such as those triggered by the recent economic crisis;

•   a general or local slowdown in the real property market which may make it difficult to sell a property, such as the recent global slowdown;

•   political events that may have a material adverse effect on the hotel industry;

•   competition from other lodging facilities, and oversupply of hotel rooms in a specific location;

•   material changes in operating expenses, including as a result of changes in real property tax systems or rates or labor laws;

•   changes in the availability, cost and terms of financing;

•   the effect of present or future environmental laws;

•   our ongoing need for capital improvements and refurbishments; and

•   material changes in governmental rules and policies.

RISKS RELATING TO RESIDENTIAL PROJECTS

The residential development industry continues to be cyclical and affected by changes in general economic, real estate or other business conditions that could adversely affect our business or financial results.

The residential development industry has been cyclical historically and continues to be significantly affected by changes in industry conditions, as well as in general and local economic conditions, such as:

•   employment levels;

•   availability of financing for homebuyers;

•   interest rates;

•   consumer confidence;

•   levels of new and existing homes for sale;

•   demographic trends;

•   urban development and changes;

•   housing demand;

•   local laws and regulations; and

•   acts of terror, floods or earthquakes.

These may occur on a global scale, like the recent housing downturn, or may affect some of the regions or markets in which we operate more than others. When adverse conditions affect any of our larger markets, they could have a proportionately greater impact on us than on some other residential development companies. Our operations where we have significant inventory will more adversely affect our financial results than our other markets. An oversupply of alternatives to new homes, including foreclosed homes, homes held for sale by investors and speculators, other existing homes and rental properties, can also reduce our ability to sell new homes and depress new home prices and reduce our margins on the sales of new homes.

As a result of the foregoing matters, potential customers may be less able or willing to buy our homes, or we may need longer periods of time or incur more costs to build them. Because of current market conditions, we may not be able to recapture any increased costs by raising prices and our ability to do so may also be limited by market conditions or because we fix our prices in advance of delivery by signing home sales contracts. We may be unable to change the mix of our home offerings or the affordability of our homes to maintain our margins or satisfactorily address changing market conditions in other ways. In addition, cancellations of home sales contracts in backlog may increase as homebuyers cancel or do not honor their contracts.

If prospective home buyers are not able to obtain suitable financing, our results of operations and cash flows may decline.

Our results of operations and cash flows depend on the ability of prospective home buyers to obtain mortgages for the purchase of our homes. The uncertainties created by world-wide events in the mortgage markets and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of our prospective customers to obtain financing for a home purchase, thus preventing prospective home buyers from purchasing our homes. Moreover, increases in the cost of home mortgage financing could prevent prospective home buyers from purchasing our homes. In addition, where prospective customers may need to sell their existing homes in order to purchase a new home from us, increases in mortgage costs and/or lack of availability of mortgages could prevent the buyers of our prospective customers' existing homes from obtaining the mortgages they need to complete the purchase, which would result in our prospective customers’ inability to buy a home from us. Similar risks apply to those buyers who are in our backlog of homes to be delivered. If our home buyers, potential buyers or buyers of our home buyers’ current homes cannot obtain suitable financing, our sales, results of operations and cash flows would be adversely affected.

We may have excess land inventory if we are not successful in completing residential projects and selling homes profitably.

Inventory risks are substantial for our residential development business. The risks inherent in controlling or purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have provided conditional undertakings to purchase land or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. Our deposits for building lots controlled under option or similar contracts may be put at risk. The value of undeveloped land, building lots and housing inventories can also fluctuate significantly as a result of changing market conditions. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing project or market. In the present weak market conditions, we may have to sell homes and developed land for lower margins or at a loss and we may record significant inventory impairment charges. The gap in time between the land procurement, development and sale exposes us to the risks that the parameters on which the procurement plan was based will change significantly until the completion of the development and, hence, at such time we may remain with unsold inventory.

Our goals for years of supply for ownership and control of land and building lots are based on management’s expectations for future volume growth. In light of the weaker market conditions currently prevailing, we might have to significantly slow our purchases of land and lots as part of our strategy to reduce our inventory to better match our reduced rate of production. Because future market conditions are uncertain, we cannot provide assurance that these measures would be successful in managing our future inventory risks.

We may not be able to achieve ample supply levels in order to meet schedules for housing projects.

The residential development industry has from time to time experienced significant difficulties that can affect the cost or timing of construction, including:

•   difficulty in acquiring land suitable for residential building at affordable prices in locations where our potential customers would like to live;

•   shortages of qualified trades people;

•   reliance on local subcontractors, who may be inadequately capitalized;

•   shortages of materials; and

•   volatile increases in the cost of labor and materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

RISKS RELATING TO THE COMMERCIAL AND ENTERTAINMENT CENTERS BUSINESS, TO THE HOTEL BUSINESS AND TO THE RESIDENTIAL PROJECTS BUSINESS

Zoning restriction and local opposition can delay or prevent construction of a project.

Sites which meet our criteria must be zoned for activities of the type common for such use and developments. Where the existing zoning is not suitable or has yet to be determined, we apply for the required zoning classifications. This procedure may be protracted, particularly in countries where the bureaucracy is cumbersome and inefficient, and we cannot be certain that the process of obtaining proper zoning will be completed in a timely manner to enable the centers to open ahead of the competition or at all.

Opposition by local residents to zoning and/or building permit applications may also cause considerable delays or even rejection of such applications. In addition, arbitrary changes to applicable zoning may jeopardize projects that have already commenced. Therefore, if we cannot receive zoning approvals or if the procedures for the receipt of such zoning approvals are delayed, our costs will increase and competition may strengthen, which will have an adverse effect on our business.

Building permits may contain conditions that we must satisfy in order to develop a project. Such conditions may require us to contribute to local infrastructure or alter a planned development to include additional landscaping or planted areas. If we are obligated to maintain certain areas of the project site as “green areas” this may reduce areas that contribute to revenues, such as leasable areas, hotel rooms, commercial space and apartments, which in turn may reduce potential revenues while increasing development costs.

Certain zoning permits are granted for limited time periods and if the term is not extended the rights revert back to the local government or municipality. Furthermore, these rights may be subject to termination under certain circumstances by the government and any termination prior to the expiration of such rights could have a material adverse effect on our business, prospects and results of operations or financial condition.

We depend on contractors and subcontractors to construct our real estate, which may lead to increased development and construction costs and the loss of our competitive advantage.

We rely on subcontractors for all of our construction and development activities. If we cannot enter into subcontracting arrangements on terms acceptable to us or at all, we will incur additional costs which will have an adverse effect on our business. The competition for the services of quality contractors and subcontractors may cause delays in construction, thus exposing us to a loss of our competitive advantage. Subcontracting arrangements may be on less favorable terms than would otherwise be available, which may result in increased development and construction costs. By relying on subcontractors, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the subcontractors. A shortage of workers (or materials) would have a detrimental effect on us and our subcontractors and, as a result, on our ability to conclude construction phases on time and within budget. We generally require our subcontractors to provide bank guarantees in our favor to financially secure their performance and endeavor to require this even in countries where this is not common business practice. In the event the subcontractor fails to perform, the bank guarantees provide for a monetary payment to us. The guarantees do not, however, obligate the subcontractors to complete the project and may not adequately cover our costs of completing the project or our lost profits during the period while alternative means of completing the project are sought.

We may depend on business partners to jointly construct projects under certain joint venture/joint development projects, which may lead to increased development and construction costs and the loss of our competitive advantage. Some of our projects are co-owned and control of such investments is shared with third parties.

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of construction work, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as quality of performance, varied work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: (i) our joint venture partner might, at any time, have economic or other business interests that are inconsistent with ours; (ii) our joint venture partner may be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interest of any particular project; (iii) our joint venture partner may have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) our joint venture partner might become bankrupt or insolvent; and (v) we may be required to provide financing to make up any shortfall due to our joint venture partner failing to provide such equity finance or to furnish collaterals to the financing third parties.

Disputes or disagreements with any of our joint venture partners could result in significant delays and increased costs associated with the development of our properties. Even when we have a controlling interest, certain major decisions (such as whether to sell, refinance or enter into a lease or contractor agreement and the terms on which to do so) may require approval from a joint venture partner or other third party. If we are unable to reach or maintain agreement with a joint venture partner or other third party on matters relating to the business operations, our financial condition and results of operations may be materially adversely affected.

Delays in the completion of construction projects could affect our success.

An important element in the success of the construction process of our commercial and entertainment center projects is the short construction time (in CEE, generally eight to 18 months from the receipt of building permits, depending on the size of the project and location), and our ability to open projects such as commercial and entertainment centers ahead of our competitors, particularly in cities which do not have projects of the type constructed by us.

This makes us subject to a number of risks relating to these activities, including:

•   the inability to obtain financing for development at attractive terms or at all;

•   delays in obtaining zoning (or land classification, as the case may be for each jurisdiction) and other approvals;

•   the unavailability of materials and labor;

•   the abilities of subcontractors to complete work competently and on schedule;

•   the surface and subsurface condition of the land underlying the project;

•   environmental uncertainties;

•   extraordinary circumstances or "acts of God"; and

•   ordinary risks of construction that may hinder or delay the successful completion of a particular project.

In addition, under our development contracts with local municipalities or governmental authorities, we have deadlines for several of our projects (subject to limited exceptions). If construction of a project does not proceed in accordance with our schedule, we may in some instances be required to pay penalties to the vendor (usually local municipalities, but may also be a governmental authority that has allotted the land) based on the extent of the delay and in rare cases to forfeit rights in the land. The failure to complete a particular project on schedule or on budget may have a material adverse effect on our business, prospects and results of operations or financial condition.

Acquiring, developing and renovating real property involve substantial risks, and we cannot be certain of the success of any future projects.

Part of our strategy is to develop new hotels and commercial and entertainment centers. Acquiring, developing and renovating real property involves substantial risks, including: (i) costs exceeding budget or amounts agreed upon with contractors, because of various factors, such as delays in completion of construction; (ii) competition for acquisition of suitable development sites from competitors, who may have greater financial resources; (iii) the failure to obtain zoning and construction permits; (iv) unavailability of financing on favorable terms, if at all; (v) the failure of properties to earn profits sufficient to service debt incurred in construction or renovation, or at all; (vi) the failure to comply with labor and workers’ union legal requirements; (vii) relationships with and quality and timely performance by contractors and sub-contractors; and (viii) compliance with changes in governmental rules, regulations, planning and interpretations.

We cannot be certain that present or future development or renovation will be successful. If we are not successful in future projects, it will have a material adverse effect on our business. For successful growth, we must be able to develop or acquire real property on attractive terms and integrate such properties into our existing operations. We cannot be certain that newly acquired (or constructed or refurbished) real property will perform as we expect or that we will be able to realize projected cost savings for acquired properties.

We may be held liable for design or construction defects of third-party contractors.

We rely on the quality and timely performance of construction activities by third-party contractors. Claims may be asserted against us by local government and zoning authorities or by third parties for personal injury and design or construction defects. These claims may not be covered by the professional liability insurance of the contractors or of the architects and consultants. These claims may give rise to significant liabilities.

Shortages in raw materials and employees may have a material adverse effect on our results of operations.

The building industry may from time to time experience fluctuating prices and shortages in the supply of raw materials as well as shortages of labor and other materials. The inability to obtain sufficient amounts of raw materials and to retain efficient employees on terms acceptable to us may delay construction and increase the budget of our projects and, as a result, have a material adverse effect on the results of our operations.

Real estate investments are relatively illiquid.

Substantially all of our portfolio's total consolidated assets consist of investments in real properties.  Because real estate investments are relatively illiquid, our ability to quickly sell one or more properties in the portfolio in response to changing economic, financial and investment conditions is limited.  The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand for space, that are beyond our control.  As our projects are subject to numerous factors that are not under our control, there is no assurance that our predictions and estimations of the timing in which we will be able to sell any property and/or the price or terms we set will actually materialize as predicted.  There is no assurance that our predictions and estimations as to the length of time needed to find a willing purchaser and to close the sale of a property will be correct. In addition, current economic and capital market conditions might make it more difficult for us to sell properties or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or other difficulties in obtaining debt financing. Finally, attempting to sell any of our investments in real properties at an accelerated pace due to cash flow needs may result in our receiving lower purchase price for such investments.

  In addition, the number of prospective buyers interested in purchasing real estate properties may be limited.  Therefore, if we want to sell one or more of the properties in our portfolio, we may not be able to dispose of the property in the desired time period and may receive less consideration than we originally invested in the property.

Before a property can be sold, we may be required to make expenditures to correct defects or to make improvements.  We cannot assure investors that we will have funds available to correct those defects or to make those improvements, and if we cannot do so, we might not be able to sell the property, or might be required to sell the property on unfavorable terms.  In acquiring a property, we might agree to provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as limitations on the amount of debt that can be placed or repaid on that property.  These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could adversely affect our financial condition and results of operations.

Mixed-use projects combine versatile factors affecting individual components, failure of any of which may affect other components and may be detrimental to the mixed-use project.

Our commercial and entertainment centers business and the residential projects include the construction of mixed-use projects. Materialization of a risk specific to an individual component may affect other components of such mixed-use project and thereby the project as a whole.

Environmental discoveries may have a significant impact on the budget, schedule, viability and marketability of our assets.

We may encounter unforeseen construction delays or compliance defaults due to factors beyond our control such as delays or defaults caused by previously unknown soil contamination or the discovery of archeological findings which may have a significant impact on development budget and schedules and which may, in turn, have a detrimental effect on the viability or marketability of the development or cause legal liability in connection with a portfolio asset. We may be liable for the costs of removal, investigation or remedy of hazardous or toxic substances located on or in a site owned or leased by us, regardless of whether we were responsible for the presence of such hazardous or toxic substances. The costs of any required removal, investigation or remedy of such substances may be substantial and/or may result in significant budget overruns and critical delays in construction schedules. The presence of such substances, or the failure to remedy such substances properly, may also adversely affect our ability to sell or lease such property or to obtain financing using the real estate as security. Additionally, any future sale of such property will be generally subject to indemnities to be provided by us to the purchaser against such environmental liabilities. Accordingly, we may continue to face potential environmental liabilities with respect to a particular property even after such property has been sold. Laws and regulations may also impose liability for the release of certain materials into the air or water from a property, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species. Any environmental issue may significantly increase the cost of a development and/or cause delays, which could have a material adverse effect on the profitability of that development and our results of operations and cash flows.

There is an increasing awareness of environmental issues in CEE and India. This may be of critical importance in areas where soil pollution may be prevalent. If a property that we acquire turns out to be polluted, such a finding will adversely affect our ability to construct, develop and operate a commercial and entertainment center, a hotel or a residential project on such property, and may cause us to suffer expenses incurred in cleaning up the polluted site which may be significant.

RISKS RELATING TO OUR MEDICAL COMPANIES

InSightec’s future growth substantially depends on its ability to develop and obtain regulatory clearance for additional treatment applications for the ExAblate.

Our associate InSightec Ltd. ("InSightec") has received regulatory approvals to market the ExAblate in the United States, Israel, Canada, Russia, Brazil, Mexico, Korea, Taiwan, Australia, New Zealand, Singapore, Japan, China and the European Union Economic Area ("EEA"), which is comprised of the member nations of the European Union and certain additional European nations, solely for the treatment of uterine fibroids. In addition, in May 2007 InSightec received CE-marking (approval to market in the EEA) and in January 2008 it received Israeli approval and in October 2012 it received FDA approval for pain palliation of bone metastases. Finally, in December 2012, InSightec’s ExAblate Neuro system received the CE-marking for the treatment of neurological disorders in the brain including essential tremor, Parkinson’s disease and neuropathic pain. However, clinical experience for the bone metastases and for the neurological disorders in the brain application is still in the early stages and therefore commercial acceptance is expected to take some time. InSightec’s objective is to expand the use of the ExAblate by developing and introducing new treatment applications. InSightec is currently in various stages of product development and clinical studies for a number of new treatment applications for the ExAblate. It will be required to obtain FDA approval in the United States and other regulatory approvals outside of the United States before marketing the ExAblate for these additional treatment applications. InSightec cannot guarantee that InSightec’s product development activities for these other applications will be successful and if not, InSightec’s future growth will be harmed. In particular, InSightec’s future curative oncology treatment applications are subject to significant risks since these applications must be able to demonstrate complete ablation of malignant tumors, or meet or exceed the current medical standard related to the oncology application in question. If InSightec is unable to demonstrate this degree of efficacy, its future curative oncology treatment applications may not prove to be successful.  In addition, assuming product development is successful, the regulatory processes can be lengthy, lasting many years in some cases, and expensive. We cannot assure that FDA approval or other regulatory approvals will be granted.

In order to obtain FDA clearance and other regulatory approvals, and to obtain reimbursement coverage for use of the ExAblate treatment for additional applications, InSightec is required to conduct extensive clinical studies which may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products. Clinical trials are expensive and may take several years to complete. If future clinical trials indicate that the ExAblate is not as beneficial or cost-effective as existing treatment methods, or that such products cause unexpected complications or other unforeseen adverse events, InSightec may not obtain regulatory clearance to market and sell the ExAblate for these additional treatment applications or obtain reimbursement coverage, and InSightec’s long-term growth would be seriously harmed.

Gamida's future growth substantially depends on their ability to develop and obtain regulatory clearance for additional treatment applications for their products.

Our associate Gamida Cell Ltd. ("Gamida"), a leader in stem cell expansion technologies and therapeutic products, is substantially dependent on receiving FDA and other applicable regulatory approval of its products and is also required to conduct extensive clinical studies that may take several years to demonstrate the therapeutic benefits, absence of dangerous adverse side effects and cost-effectiveness of these new treatment applications and products.

In the event that Gamida does not receive regulatory approval to market and sell their products it would have a material adverse effect on their respective sales and results of operations

If the ExAblate systems do not achieve broad market acceptance, InSightec will not be able to generate sufficient sales to support its business.

InSightec must achieve broad market acceptance of the approved ExAblate systems among physicians, patients and third-party payors in order to generate sufficient sales to support its business. Physicians will not recommend the use of any of the approved systems unless InSightec can demonstrate that it produces results comparable or superior to existing alternative treatments. If long-term patient studies do not support InSightec’s existing clinical results, or if they indicate that the use of the particular approved systems has negative side effects on patients, physicians may not adopt or not continue to use them. Even if InSightec demonstrates the effectiveness of the approved systems, physicians may still not use the systems for a number of other reasons. Physicians may continue to recommend traditional treatment options simply because those methods are already widely accepted and are based on established technologies. Patients may also be reluctant to undergo new, less established treatments. If, due to any of these factors, the approved ExAblate systems do not receive broad market acceptance among physicians or patients, InSightec will not generate significant sales.  In this event, InSightec’s business, financial condition and results of operations would be significantly harmed, and InSightec’s ability to develop additional treatment applications for the ExAblate would be adversely affected.

If physicians, hospitals and other healthcare providers are unable to obtain coverage and sufficient reimbursement from third-party healthcare payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

Demand for commercial use for the ExAblate is likely to depend substantially on the extent to which sufficient reimbursement for treatment procedures using InSightec’s system will be available from third-party payors, such as private health insurance plans and health maintenance organizations and, to a lesser degree, government payor programs, such as Medicare and Medicaid.  Reimbursement practices vary significantly from country to country and within some countries, by region. InSightec believes that third-party payors will not provide reimbursement on a national basis for treatments using the ExAblate, unless InSightec can generate a sufficient amount of data through long-term patient studies to demonstrate that such treatments produce favorable results in a cost-effective manner relative to other treatments. Furthermore, InSightec could be adversely affected by changes in reimbursement policies of private healthcare or governmental payors to the extent any such changes affect reimbursement for treatment procedures using the ExAblate. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from third-party payors for treatment procedures using the ExAblate, InSightec may be unable to generate sufficient sales to support its business.

Our medical companies’ operations (which include clinical trials) may lead to exposure to legal claims.

Our medical companies’ activity in the field of medical equipment and devices development include clinical trials, which raise exposure to legal claims due to bodily injury or side effects resulting from the usage of such medical devices or the negligence or improper usage of such equipment by our treatment staff. Any such claims could result in harm to our business and results of operations.

InSightec is dependent on General Electric.

The ExAblate is compatible only with certain Magnetic Resonance Imaging (MRI) systems of GE Healthcare, a division of the General Electric Company ("GE"), which may limit InSightec’s potential market. A significant portion of the MRI systems in use in the United States and elsewhere are not GE MRI systems. On October 17, 2012, InSightec and GE entered into a Technology, Co-operation, and Distribution Agreement (the "Cooperation Agreement") relating, inter alia, to product exclusivity, cooperation with respect to the development and sale of the parties' complementary products, distribution, marketing and sales, intellectual property rights and licenses, sale terms and conditions, and similar items. Under the Cooperation Agreement, InSightec is prohibited from developing systems that would be compatible with MRI systems manufactured by companies other than GE and is, therefore, limited in its target market to potential customers who already own or otherwise have access to a compatible GE MRI system, or are willing to purchase such a system in order to use the ExAblate.  In addition, in the event that GE is unable to effectively market its MRI systems or compete in the MRI market, InSightec’s ability to generate additional sales of the ExAblate may be adversely affected. In addition, InSightec's interface technology relies on GE's intellectual property rights and licenses. If and in the event GE will terminate those IP licenses (such as in the case of transfer of shares of InSightec to a competitor of GE), InSightec’s ability to support its products and generate additional sales of the ExAblate may be adversely affected.

InSightec depends on its collaboration with GE to ensure the compatibility of the ExAblate with new models of GE MRI systems and upgrades to existing GE MRI systems. GE regularly develops new models of its MRI systems, as well as new capabilities for its existing MRI systems, which could affect their compatibility with the ExAblate. If InSightec is unable to receive information regarding new models of the GE MRI systems or upgrades to existing GE MRI systems, and coordinate corresponding upgrades to the ExAblate to ensure continued compatibility with new and existing GE MRI systems, its ability to generate sales of its system will be adversely affected. In addition, If InSightec is unable to coordinate new applications or upgrades with GE’s research and development team, it may be unable to develop such applications or upgrades in a timely manner and its future revenue growth may be seriously harmed.

This dependence and reliance of InSightec on collaboration with GE might deter potential investors and business partners.

If the ExAblate is subject to a product recall, InSightec will not be able to generate sufficient sales to support its business.

If the ExAblate does not comply with regulatory standards or if it is subject to reports of damaging effects to patients, it may be subject to a mandatory recall by the relevant authorities and sales may be stopped until it can clear regulatory approvals once again. A recall may harm the reputation of InSightec and its products and its ability to generate additional sales of the ExAblate may be adversely affected.

InSightec and Gamida are dependent on further capital investments.

Until InSightec achieves broad market acceptance of the ExAblate and is able to generate sufficient sales to support its business and until Gamida begins selling its products and generating positive cash flow, each of them will need to obtain additional capital investments to support its business in general and, in particular, its significant research and development costs and expenses. The current volume of sales and backlog of InSightec will not suffice to maintain its current cash burn-rate and expenditure levels. Each of InSightec's or Gamida's inability to obtain additional funding sources, particularly capital investments, might have a material adverse effect on its business and/or ability to continue its operations.

If InSightec and Gamida are unable to protect their intellectual property rights, their competitive position could be harmed. Third-party claims of infringement could require InSightec and Gamida to redesign their products, seek licenses, or engage in future costly intellectual property litigation, which could impact InSightec’s and Gamida's future business and financial performance.

InSightec’s and Gamida's success and ability to compete depends in large part upon their ability to protect their proprietary technology. InSightec and Gamida rely on a combination of patent, copyright, trademark and trade secret laws, and on confidentiality and invention assignment agreements, in order to protect their intellectual property rights. A few of InSightec’s patents were transferred to InSightec from GE at the time of its formation, and GE retains a non-exclusive license to make, use and sell products covered under these patents (including improvements to those patents that were developed by InSightec) without InSightec’s permission. The Cooperation Agreement sets forth cross-licensing arrangements on a non-exclusive basis. As a result, InSightec is exposed to the risk that GE may grant licenses for the same intellectual property rights to third parties who might compete with InSightec (subject, however, to the product exclusivity provisions under the Cooperation Agreement, which limits GE from pursuing such competition).

The process of seeking patent protection can be long and expensive, and there can be no assurance that InSightec’s and Gamida's existing or future patent applications will result in patents being issued, or that InSightec’s and Gamida's existing patents, or any patents, which may be issued as a result of existing or future applications, will provide meaningful protection or commercial advantage to InSightec and Gamida.

Claims by competitors and other third parties that InSightec's or Gamida's products allegedly infringe the patent rights of others could have a material adverse effect on InSightec’s or Gamida's business.  Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of InSightec’s and Gamida's technical and management personnel. An adverse determination in any such proceeding could subject InSightec and Gamida to significant liabilities or require InSightec or Gamida to seek licenses from third parties or pay royalties that may be substantial.

InSightec's and Gamida's technology may become obsolete, which could materially adversely impact InSightec’s and Gamida's future business and financial performance.

InSightec’s and Gamida's success and ability to compete depends in large part upon their ability to develop and maintain unique and leading technologies and capabilities, providing medical solutions superior to alternative treatments and technologies. The discovery or development of more advanced, efficient or cost-effective treatments or technologies by third parties providing better solutions to the same diseases, could make InSightec’s or Gamida's technologies or solutions inferior, obsolete or irrelevant. The rapid development and massive research and development activities in the medical areas in which these companies operate creates constant risk of such occurrence, which could adversely impact InSightec’s and Gamida's future business and financial performance.

RISKS RELATING TO THE FASHION APPAREL BUSINESS

Our fashion retail brand is dependent on one single franchise and supplier which could cause delays or disruptions in the delivery of products, which may harm our business and results of operations.

Elbit Fashion Ltd. ("Elbit Fashion"), our wholly owned subsidiary, depends on franchises and supply of products from an individual supplier, Punto Fa S.L., which is the owner of the MANGO-MNG™ brand ("Punto Fa").  If such franchisor ends its relationship with Elbit Fashion or enter into liquidation, Elbit Fashion’s business in Israel with respect to the products supplied by such supplier will be terminated. Our franchise agreement with Punto Fa is scheduled to expire in May 2015 and its renewal is in question.  In addition, Elbit Fashion relies on the supply of its products from such supplier and may face a shortage of inventory if there is a worldwide excess demand for a specific brand’s products. If either of these events occurs, our results of operations may be adversely affected.

Our fashion retail brand operates only in Israel and is therefore exposed to Israeli market risks.

Elbit Fashion operates only in Israel and therefore may be affected by risks associated with the Israeli market without the ability to mitigate such risks through operation in other regions not exposed to the same risks, influences and trends. For further details, see "Risks Relating to Israel" below.

A rise in wage levels in Israel could adversely affect Elbit Fashion’s financial results.

Elbit Fashion relies mainly on minimum wage employees. From time to time, the Israeli government increases the statutory minimum wage and minimum pension employer participation. If wage levels generally, and particularly the minimum wage in Israel, increase, Elbit Fashion’s results of operations could be harmed.

The apparel industry is subject to changes in fashion preferences. If the manufacturers of products marketed by Elbit Fashion misjudge fashion trends, or if Elbit Fashion fails to choose from its supplier's inventory design products that appeal to our customers, our sales could decline and our results of operations could be adversely affected.

Neither our supplier (Punto Fa) nor Elbit Fashion may be successful in anticipating and responding to fashion trends in the future. Customer tastes and fashion trends change rapidly. Our success depends in part on the ability of our supplier's to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. If they are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market or any new product lines, or if our supplier offers products that, although appropriate in the international market, do not account for particular Israeli taste and fashion preferences (as Israel is a small and negligible market from a worldwide perspective), or if we fail to choose from design products from our suppliers inventory that appeal to our customers’ changing fashion preferences, Elbit Fashion’s sales will decline and we may be faced with a significant amount of unsold inventory. As a result, we may be forced to increase our marketing promotions or price markdowns, which could have an adverse effect on our business. Our brand name may also suffer if customers believe merchandise misjudgments indicate that Mango no longer offer the latest or relevant fashions.

A change in customs rates and custom and harbor strikes could adversely affect Elbit Fashion’s financial results.

Elbit Fashion is subject to Israeli customs duty since all of its products are imported. An increase in customs rates on Elbit Fashion’s products could adversely affect Elbit Fashion’s ability to compete against local manufacturers or with products from countries which enjoy more favorable customs rates in Israel. On the other hand, a reduction in customs rates may encourage entrance penetration of new competitors to the market. In addition, since most, if not all, of Elbit Fashion’s products are imported, custom and harbor strikes and delays could adversely affect Elbit Fashion’s ability to meet customer demands in a timely manner and adversely affect Elbit Fashion’s financial results.

Elbit Fashion may be unable to compete favorably in the highly competitive fashion retail industry and its competitors may have greater financial, geographic and other resources.

The sale of fashion retail is highly competitive. Elbit Fashion competes directly with a number of Israeli and international brands some of which have longer operating histories and enjoy greater financial and marketing resources than Elbit Fashion. For example, as a result of their greater financial and marketing resources, Elbit Fashion’s competitors may have the ability to obtain better geographic locations for their stores in commercial and entertainment centers, with better traffic flow and access to customers, which would have a positive impact on their sales.

Increased competition could result in pricing pressure, increased marketing expenditures or loss of market share to competitors and adversely affect Elbit Fashion’s revenues and profitability. There can be no assurance that Elbit Fashion will be able to compete successfully against existing or new competitors.

Furthermore, Elbit Fashion has a single brand operation with the "Mango" brand and, hence, is exposed to risks associated with this brand and its success. During the recent past, the Israeli fashion apparel market has been characterized by mergers and acquisitions and expansion of retailers and franchisees to become multi-branded operators, enjoying the economics of scale, including, among other things, a better ability to obtain financing, strong bargaining power vis-à-vis shopping centers' owners (such as in regards to obtaining better locations and reduced lease rates for their stores), reduced overhead costs per each brand, and increased ability to mitigate and absorb seasonal or temporary decrease in sales volume in one brand by compensating through sales of another brand. This might lead to a loss of Mango's market share to such competitors and could materially adversely affect Elbit Fashion’s revenues and profitability and ability to compete successfully against such competitors.

Elbit Fashion relies on its ability to maintain its existing spread of stores and to expand to new favorable locations.

Elbit Fashion's ability to open new stores depends on the availability of real estate that meets its strategic and marketing targets. Elbit Fashion must also be able to effectively renew its existing store leases in order to maintain its existing footprint in the Israeli market. Failure to secure adequate new locations or to successfully renew existing leases could affect Elbit Fashion’s profitability, operational results and its financial condition.

Elbit Fashion is subject to certain contractual obligations with its fashion supplier.

Elbit Fashion is contractually obligated to purchase certain minimum quantities of stock from its suppliers and to maintain a certain spread of stores in which to sell the brands of its suppliers. A breach of these contractual obligations, or expenditures in complying with these obligations could affect Elbit Fashion’s profitability, operational results and its financial condition.

Elbit Fashion has no control over fluctuations in the cost of the raw materials it uses and a rise in costs could harm its profitability.

Elbit Fashion buys its inventory from an international supplier, which is responsible for the design and manufacturing of all of Elbit Fashion’s products. The prices of the inventory that Elbit Fashion purchases from such supplier are dependent on its manufacturing costs. Manufacturing costs are substantially dependent on the prices of raw materials and level of wages in the countries where the products are manufactured. Therefore, an increase in the manufacturing costs will cause an increase in Elbit Fashion’s cost of goods sold and Elbit Fashion may not be able to pass on the increased costs to its customers. Such increased costs would likely adversely affect Elbit Fashion’s profitability, operational results and its financial condition.

A devaluation of the NIS against foreign currencies could harm Elbit Fashion’s profitability.

Elbit Fashion buys the entire inventory that it markets and sells from an international supplier. The purchase price of this inventory is in Euro while the selling price of such inventories in Israel is in NIS. Therefore, a devaluation of the NIS against the Euro will cause an increase in Elbit Fashion’s cost of goods sold expressed in NIS, and Elbit Fashion may not be able to pass the increased costs to its customers. This would likely adversely affect Elbit Fashion’s profitability, operational results and its financial conditions.

RISKS RELATING TO ISRAEL

Security and economic conditions in Israel may affect our operations.

We are incorporated under Israeli law and our principal offices are located in Israel. In addition, our operations in our other lines of business, such as Elbit Fashion and venture capital investments, operate in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.

In addition, acts of terrorism, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of any diplomatic initiatives or political developments involving Israel or the Palestinians or other countries in the Middle East. Recent political uprisings, social unrest and violence in various countries in the Middle East and North Africa, including Israel’s neighbors Egypt and Syria, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and these countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States. Additionally, it may be difficult to enforce civil liabilities under U.S. federal securities law in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters. For more information, see below under "Enforceability of Civil Liabilities."

Furthermore, the Debt Restructuring included an exemption from personal civil liability with respect to our officers and directors, other than Mr. Mordechai Zisser, for actions and omission during the period preceding the consummation of the Debt Restructuring.  This also limits the ability to pursue legal action against such individuals.

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become (i) a 25% or greater shareholder of the company unless prior to such acquisition there is already another 25% or greater shareholder of the company or (ii) a 45% or greater shareholder of the company unless prior to such acquisition there is already a 45% or greater shareholder of the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval or (ii) was from a 25% or 45% shareholder, as the case may be. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. In addition, under our amended articles of association, a person seeking to cross the 25% ownership threshold is required to offer to purchase at least 10% of our outstanding ordinary shares in such a tender offer. In any event, if as a result of an acquisition of shares the purchaser will beneficially own more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the remaining shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate that any tendering shareholder surrender its appraisal rights.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges its ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

The described restrictions could prevent or make more difficult an acquisition of us, which could depress our share price.

RISKS RELATING TO EASTERN EUROPE AND GREECE

We are subject to various risks related to our operations in Eastern Europe, including economic and political instability, political and criminal corruption and the lack of experience and unpredictability of the civil justice system.

Many of the Eastern European countries in which we operate are countries which were allied with the former Soviet Union under a communist economic system, and they are still subject to various risks. Certain Eastern European countries, in particular those countries that are not expected to join the European Union in the near future, are still economically and politically unstable and suffer from political and criminal corruption, lack of commercial experience, unpredictability of the civil justice system, land expropriation, changes in taxation legislation or regulation, changes to business practices or customs, changes to laws and regulations relating to currency repatriation and limitations on the level of foreign investment or development. Certain Eastern European countries also continue to suffer from high unemployment and low wages. These risks could be harmful to us and are very difficult to quantify or predict. Although many governments of Eastern European countries have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our products and could impair our profitability. For example the restriction on large retail outlets, approved by the government of Hungary in January 2012 have contributed to an already-difficult commercial environment due to the imposition of taxes and penalties that have prompted banks to dramatically cut lending. Unpredictable policy changes are accelerating reduced investments by real estate investors as funding from Hungary's primarily Western European-owned banks becomes more restricted.

Certain Eastern European countries may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if there is deterioration in a country’s balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. Any such restrictions may adversely affect our ability to repatriate investment loans or to remit dividends. Many emerging countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain emerging countries. In addition, in an attempt to control inflation, price controls at our hotels have been imposed at times in certain countries, which may affect our ability to increase our room rates.

Certain Post-Communist Eastern Europe countries initiated legislation that cancels and nullifies transactions involving real estate that were subject to confiscation, condemnation or eminent domain proceeding by the former communist regime. While we make every effort to conduct thorough and reliable due diligence investigations, in some countries where former communist regimes carried out extensive land expropriations in the past, we may be faced with restitution claims by former land owners in respect of project sites acquired by it. If upheld, these claims would jeopardize the integrity of our title to the land and our ability to develop the land.

The economic crisis in the Balkans is also placing stress on the real estate industry, which has been experiencing difficulties since late 2008. The cost of real estate has fallen by approximately 30% to 50% across the region, and plans for developing industrial or tourist projects have been terminated or postponed. If the current trend continues, future prospects for the industry in this region are limited and could adversely affect our ability to develop and sell our projects there.

While the Greek government has overcome a number of obstacles, and the pace of contraction there continued to ease in 2013, in light of a negative short-term outlook, areas of the economy that remain in recession and currency instability due to the Euro, targeted policies at future growth industries and restoring confidence will be required to restore sustainable growth.

Hostilities in Easterm European countries could have a material adverse effect on our financial conditions and results of operations.

Several Eastern European countries have from time to time experienced instances of terror attacks and hostilities with neighboring countries. Military activity or terrorist attacks in the future could influence their economies by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in such countries are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other neighboring countries at which we operate, could influence their economies and could have a material adverse effect on our financial condition and results of operations.

RISKS RELATING TO INDIA

In certain projects we rely on local joint venture partners, and in the event that these partners do not perform their obligations, such partners and we have different interests or disputes arise between such partners and us, this could have a material adverse effect on our financial condition and results of operations.

In certain projects we rely on local joint venture partners to work with us in developing the project, which, in certain cases, may be awarded the performance of construction work, obtaining of permits, marketing and sales or any combination of the above. In such projects, we rely on our partner to perform its scope of work under the joint venture or joint development agreement. If our partner does not perform for any reason (either due to default, bankruptcy or other reasons), or if we cannot enter into agreements with the partner to perform these tasks on terms acceptable to us or at all, we will incur additional costs, or enter into a deadlock, which will have an adverse effect on our business. Such occurrences may cause delays in construction, thus exposing us to a loss of our competitive advantage. By relying on partners, we become subject to a number of risks relating to these entities, such as different standards of quality of performance and work ethics, performance delays, construction defects, breach or non-performance of agreements and the financial stability of the partner.

Some of our projects are held through joint venture arrangements with third parties with whom we share ownership and control of such assets. As a result, these arrangements entail risks in addition to those associated with projects in which we own a controlling interest, including the possibility that: our joint venture partner may (i) at any time have economic or other business interests that are inconsistent with ours; (ii) be in a position to take action contrary to our instructions or requests, or contrary to our policies or objectives, or frustrate the execution of acts which we believe to be in the interests of any particular project; (iii) have different objectives than us, including with respect to the appropriate timing and pricing of any sale or refinancing of a development and whether to enter into agreements with potential contractors, tenants or purchasers; (iv) become bankrupt or insolvent; and (v) fail to provide equity finance or furnish collaterals to financing third parties in which case we may be required to provide financing to make up any shortfall.

Disputes or disagreements with any of our joint venture partners (including PC) could result in significant delays and increased costs associated with the development of our properties. Even when we have a controlling interest, certain major decisions (such as whether to sell, refinance or enter into a lease or contractor agreement and the terms on which to do so) may require approval from a joint venture partner or other third party. If we are unable to reach or maintain agreement with a joint venture partner or other third party on matters relating to the business operations, our financial condition and results of operations may be materially adversely affected.

Hostilities in India and other countries in Asia could have a material adverse effect on our financial conditions and results of operations.

India has from time to time experienced instances of internal terror attacks and hostilities with neighboring countries, including Pakistan and China. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that companies operating in India are usually involved in higher degrees of risk. Events of this nature in the future, as well as social and civil unrest within other countries in Asia or within India, could influence the Indian economy and could have a material adverse effect on our financial condition and results of operations. In addition, India has from time to time experienced social and civil unrest due to religious strife.

Changes in the economic policies of the Government of India or political instability could have a material adverse effect on our business.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and significantly reducing the roles of the state governments in the Indian economy as producers, consumers and regulators. The Indian Government has announced policies and taken initiatives that support the continued economic liberalization pursued by previous governments. However, this trend of liberalization may not continue in the future. The rate of economic liberalization could change, and specific laws and policies generally affecting, among other things, foreign investments, currency exchange, local taxation legislation, repatriation of profits and other matters affecting our investments, as well as specifically affecting the sectors of commercial activity in which we operate, could also change. A significant shift in India’s economic liberalization and deregulation policies could materially adversely affect business and economic conditions in India generally, as well as our business operations in particular. In addition to potential economic instability, the Indian economy and business practices are relatively new and evolving, and there have been some instances of political and criminal corruption. Furthermore, India continues to suffer from high unemployment, low wages and low literacy rates. These risks could be harmful to us and are very difficult to quantify or predict. Indian governments are democratically elected, but are invariably comprised of a coalition of several political parties. The withdrawal of one or more of these parties from the coalition could cause the government to fall, resulting in political instability or stagnation pending new elections. Such events could delay or even halt the progress and development of the Indian economy and its receptiveness to foreign investment, and may have a material adverse effect on our business.

There is no assurance that our skills and experience can be applied successfully in our operations in India.

While we believe that the skills and experiences that we have acquired through sourcing sites and developing and selling commercial and entertainment centers in the emerging markets in CEE can be applied successfully to projects in India or in other countries, this cannot be guaranteed. The differences between emerging markets in CEE and emerging markets in India or other countries, such as differing mentalities, social and business cultures, legal structures and systems, integrity of the courts, and restrictions on foreign ownership of real estate, may mean that our success in developing and selling commercial and entertainment centers in CEE may not be replicated in India or in other countries.

Limitations by the Indian government to invest in India may adversely affect our business and results of operations.

Under the Indian government's policy of Foreign Direct Investment ("FDI Policy"), an acquisition or investment in an Indian sector or activity, in particular in the commercial and entertainment centers business, which does not comply with certain limitations, is subject to governmental approval. With respect to the real estate sector, these limitations include, among other things, a minimum investment, minimum size of land to be acquired or built-up and restrictions on selling an undeveloped land without governmental approval. In addition, under the FDI Policy it is not permitted for foreign investors to acquire agricultural land for real estate development purposes. There is no assurance that we will comply with the limitations prescribed in the FDI Policy in order to not be required to receive governmental approvals. Failure to comply with the requirements of the FDI Policy will require us to receive governmental approvals which we may not be able to obtain or which may include limitations or conditions that will make the investment unviable or impossible, and non-compliance with investment restrictions may result in the imposition of penalties. This would have an adverse effect on our business and results of operations.

Uncertainty regarding the ownership of land in India may expose us to third party claims in connection with the purchase of land by us which may have a material adverse effect on our financial performance and results of operations.

Under the laws of India, the registration of ownership in land with the land registration offices does not automatically guarantee lack of third party rights to such land, particularly with respect of rights which are transferred by inheritance. While we go to considerable lengths to ensure integrity of title in the real estate properties acquired by us, the system of recording ownership and rights in and to immovable property is not conclusive, which may expose us to third party claims in connection with such land.

Restrictions on the repatriation of capital in India may adversely affect our cash flows and results of operations.

Pursuant to regulations promulgated under the FDI Policy and by the central bank of India, the repatriation of capital with regard to investments made in the real estate sector is subject to strict regulatory procedures, and is restricted during three years commencing on the date of such investment. If we are unable to repatriate capital from our investments in India, in whole or in part, this may have an adverse effect on our cash flows and our results of operations.

DEBT RESTRUCTURING

On January 1, 2014, the Tel-Aviv Jaffa District Court issued a ruling approving a plan of arrangement under Section 350 of the Companies Law that was filed with the court on September 18, 2013, providing for the restructuring of the Company’s unsecured financial debt, or the “Debt Restructuring”.  The Debt Restructuring was consummated on February 20, 2014, pursuant to which our outstanding unsecured financial debt was cancelled in exchange for the issuance of Series H Notes, Series I Notes and ordinary shares.  The Series H Notes and the Series I Notes are listed on the TASE, and the ordinary shares are listed on NASDAQ and the TASE.

Our unsecured financial debt prior to the Debt Restructuring consisted of Series 1 and Series A to Series G notes in the aggregate principal amount of approximately NIS 2.6 billion (approximately $737 million) (the “Old Notes”) and approximately $13.3 million principal amount of unsecured bank debt held by Bank Leumi Le Israel B.M. (“Bank Leumi”)  The Old Notes were listed on the TASE and were not guaranteed by any person or entity.  Pursuant to the Debt Restructuring, our unsecured financial debt was exchanged for (i) 509,713,459 ordinary shares (including the ordinary shares issued for the benefit of Bank Leumi, as described below), (ii) Series H Notes in the aggregate principal amount of NIS 448 million (approximately $128 million)  (including the Series H Notes issued for the benefit of Bank Leumi, as described below), and (iii) Series I Notes in the aggregate principal amount of NIS 218 million (approximately $62,300,000) (including the Series I notes issued for the benefit of Bank Leumi, as described below). In connection with the Debt Restructuring, we issued to an escrow agent for the benefit of Bank Leumi, approximately NIS 8 million (approximately $2.3 million)  in principal amount of our Series H Notes, approximately NIS 3.9 million (approximately $1.1 million)  in principal amount of our Series I Notes, and 9,090,122 ordinary shares. Upon the resolution of outstanding disputes with Bank Leumi, these securities will be transferred to Bank Leumi or to the Company or a subsidiary in its control. In event that the court rules that the Bank Leumi loan is secured debt rather than unsecured, such debt will be reinstated.

The Series H Notes are repayable in a single payment on May 31, 2018 and are secured by a first ranking floating charge on all our property and assets. The Series I Notes are repayable in a single payment on November 30, 2019 and secured by a second ranking floating charge on all our property and assets. Both series of the new notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index. The new notes are also secured by a first and second ranking pledge, respectively, on the shares of two of our wholly-owned subsidiaries, Elbit Ultrasound (Luxembourg) B.V./Sa.r.l, and Elscint Holdings and Investments N.V., as well as corporate guarantees and negative pledge undertakings from such subsidiaries.

The terms of the Debt Restructuring include our undertaking to file a shelf registration statement with the SEC, within 30 days of the consummation of the Debt Restructuring, registering the resale from time to time of ordinary shares held by our unsecured financial creditors that were issued at least 10% of our outstanding ordinary shares in the Debt Restructuring and any other shareholder deemed to be our affiliate.  We also undertook to use our best efforts to cause the registration statement to go effective as soon as practicable after the filing thereof and to maintain its effectiveness for a period of five years.

In connection with the Debt Restructuring, we also consummated on February 20, 2014 the restructuring of our secured loan from Bank Hapoalim B.M. pursuant to a refinancing agreement dated December 29, 2013.  The outstanding principal balance of the loan was approximately $48 million (approximately NIS 168 million). Pursuant to the terms of the refinancing agreement with Bank Hapoalim, among other things, the maturity date was extended until February 20, 2017. The loan bears interest at the increased annual rate of LIBOR plus 3.8% (payable quarterly) plus 1.3% (accrued and payable upon maturity). We issued to the Bank 16,594,036 ordinary shares immediately following the closing of the Debt Restructuring and agreed to take requisite action to release any resale restrictions that apply to such shares under applicable law, such that the rights of the Bank would not be inferior to those of the unsecured financial creditors who receive ordinary shares in the Debt Refinancing. Pursuant to such agreement, our board of directors resolved to register the resale of such shares on this registration statement.  The Bank is required to return 8,423,368 shares to us if we prepay the loan by the end of May 2014.  The Bank also received additional collateral to secure the loan.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of September 30, 2013, as follows:

•   on an actual basis; and

•   on an as-adjusted basis to reflect the Debt Restructuring, which closed on February 20, 2014, including the cancellation of the Old Notes and the issuance of the Series H Notes, Series I Notes and 509,713,459 ordinary shares to the holders of our unsecured financial debt and the issuance of 16,594,036 ordinary shares to the Bank Hapoalim, as discussed above under "Debt Restructuring".

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

		At September 30, 2013
		(unaudited)
	(NIS in thousands)		(US$ in thousands)
	Actual	As adjusted	Actual	As adjusted
CURRENT LIABILITIES
SECURED
Short-term credits	957,954	388,089	270,838	109,723
	957,954	388,089	270,838	109,723
UNSECURED
Short-term credits	2,675,317	368,936	756,380	104,307
Suppliers and service providers	47,093	47,093	13,314	13,314
Payables and other credit balances	211,675	97,197	59,846	27,480
	2,934,085	513,226	829,541	145,102

TOTAL CURRENT LIABILITIES	3,892,039	901,314	1,100,378	254,824

LONG TERM LIABILITIES
SECURED	476,893	1,598,450	134,830	451,922
UNSECURED	593,039	593,039	167,667	167,667
TOTAL LONG TERM LIABILITIES	1,069,932	2,191,489	302,497	619,589

SHAREHOLDERS' EQUITY
Attributable to equity holders of the Company	(821,402)	1,047,767	(232,231)	296,230
Minority Interest	699,159	699,159	197,670	197,670
	(122,243)	1,746,926	(34,561)	493,900

TOTAL CAPITALIZATION	4,839,729	4,839,729	1,368,314	1,368,314

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “EMITF” and on the TASE under the symbol "EMIT."

Information regarding the price history of the stock listed

The annual high and low sale prices for our ordinary shares for the five most recent full financial years are:

	NASDAQ		TASE
Year Ended December 31,	High ($)	Low ($)	High ($)	Low ($)
2013	3.5	0.69	3.41	0.73
2012	3.32	1.80	3.23	1.74
2011	13.97	1.98	12.74	1.93
2010	24.76	12.05	25.08	12.37
2009	28.09	9.30	28.75	10.03

The quarterly high and low sale prices for our ordinary shares for the two most recent full financial years and any subsequent period are:

	NASDAQ		TASE
Financial Quarter	High ($)	Low ($)	High ($)	Low ($)
2013
Q1	3.50	1.43	3.41	1.53
Q2	2.42	2.01	2.40	2.01
Q3	2.12	1.02	2.04	1.02
Q4	1.28	0.69	1.22	0.73

2012
Q1	3.32	2.25	3.23	2.43
Q2	3.19	2.12	3.14	2.08
Q3	2.89	2.04	2.90	2.02
Q4	2.55	1.80	2.59	1.74

The monthly high and low sale prices for our ordinary shares during the past six months were:

	NASDAQ		TASE
Month	High ($)	Low ($)	High ($)	Low ($)
March 2014 (through March 10)	0.20	0.18	0.19	0.18
February 2014	0.84	0.16	0.88	0.17
January 2014	1.32	0.91	1.32	0.91
December 2013	1.21	0.69	1.16	0.73
November 2013	1.22	1.08	1.22	1.11
October 2013	1.28	1.10	1.22	1.13
September 2013	1.27	1.10	1.17	1.09

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the ordinary shares being offered for sale by the selling shareholders. We will incur all costs associated with the preparation and filing of the registration statement of which this prospectus is a part. Brokerage fees, commissions and similar expenses, if any, attributable to the sale of shares offered hereby will be borne by the applicable selling shareholders.

DESCRIPTION OF ORDINARY SHARES

The following summary is not complete. You should refer to the applicable provisions of our Memorandum of Association and our Articles of Association, copies of which are filed as exhibits to the registration statement in which this prospectus is included.

Our registered share capital consists of a single class of 700,000,000 ordinary shares, no par value. As of March 12, 2014, we had outstanding 553,134,519 ordinary shares and options to purchase an aggregate of 1,125,447  ordinary shares at a weighted average exercise price of approximately NIS 11.0 per share, with the latest expiration date of these options being December 31, 2015 (of which, options to purchase 1,125,447  of our ordinary shares were exercisable as of March 12, 2014).

From January 1, 2011 through March 12, 2014, we issued 16,976 ordinary shares upon the exercise of options.

For a more complete description of our ordinary shares, please see "Item 10.B Additional Information – Memorandum and Articles of Association" of our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated herein by reference.

TAXATION

For discussion of certain income tax considerations with respect to our ordinary shares, including distributions with respect to our ordinary shares, the sale or disposition of our ordinary shares, applicable Israeli taxes, U.S. federal, state and local taxes, the tax consequences to U.S. holders if we are a passive foreign investment company, and certain information reporting and backup withholding requirements, please see our annual report on Form 20-F for the year ended December 31, 2012, which is incorporated herein by reference.

WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL TAXES.

PRINCIPAL SHAREHOLDERS

We had 553,134,519 ordinary shares outstanding as of March 10, 2014. The voting rights of all shareholders are the same. The following table sets forth certain information as of March 10, 2014, unless stated otherwise, concerning (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares and (ii) the number of our ordinary shares beneficially owned by all of our directors and officers as a group:

Name and Address	Number of Shares Beneficially Owned		Approximate Percentage of Shares
York Capital Management Global Advisers LLC and/or certain funds and/or accounts managed by it or its affiliates (1)	108,957,004		19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates (2)	78,871,727		14.3%
All officers and directors as a group	111,642	(3)	0.02%
_________________

(1)	Based on a report on Schedule 13G filed with the SEC on March 10, 2014 by York Capital Management Global Advisers LLC.
(2)	Based on information received from the shareholders on March 12, 2014.
(3)
Includes options to purchase ordinary shares that were vested on March 10, 2014 or that were scheduled to vest within the following 60 days.  Excludes the ordinary shares held by the entities owned by Mr. Mordechay Zisser referenced below.

York Capital Management Global Advisers LLC and Davidson Kempner Capital Management LLC, together with their respective affiliates, were significant note holders of ours and became significant shareholders as a result of the Debt Restructuring.

Prior to the consummation of the Debt Restructuring on February 20, 2014, Mr. Mordechay Zisser, through companies under his control, beneficially owned 12,545,527 ordinary shares, which then constituted approximately 50% of our outstanding ordinary shares. Immediately following the closing of the Debt Restructuring, these shares constituted approximately 2.26% of our outstanding shares. The companies that hold such shares are currently under receivership as a result of having defaulted on secured loans owing to Bank Hapoalim.

SELLING SHAREHOLDERS

The selling shareholders acquired the securities being registered for resale pursuant to this prospectus in connection with the Debt Restructuring, as discussed above under "Debt Restructuring".

The following table sets forth, for each selling shareholder, the name, the number of ordinary shares owned as of March 10, 2014, the maximum number of ordinary shares that may be offered pursuant to this prospectus and the number of ordinary shares that would be owned after the sale of the maximum number of ordinary shares.

Other than the relationships described herein, to our knowledge, none of the selling shareholders are employees or suppliers of ours or our affiliates. Within the past three years, other than the relationships described herein, none of the selling shareholders has held a position as an officer or director of ours, nor has any selling shareholder had any material relationship of any kind with us or any of our affiliates, except that (i) certain selling shareholders acquired ordinary shares upon the conversion of their Old Notes in the Debt Restructuring, as described above under "Debt Restructuring", and (ii) Bank Hapoalim was issued ordinary shares in connection with the refinancing of its loan agreement with us, as described above under "Debt Restructuring".  All information with respect to share ownership has been furnished by the selling shareholders, unless otherwise noted.  The shares being offered are being registered to permit public secondary trading of such shares and each selling shareholder may offer all or part of the shares it owns for resale from time to time pursuant to this prospectus. In addition, other than the relationships described below, none of the selling shareholders has any family relationships with our officers, directors or controlling shareholders.

Any selling shareholders who are affiliates of broker-dealers and any participating broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act, and any commissions or discounts given to any such selling shareholder or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.

The term “selling shareholders” also includes any transferees, pledgees, donees, or other successors in interest to the selling shareholders named in the table below.

Name of Selling Stockholder	Shares Ownedas of March 10, 2014 (1)	Maximum Number of Shares that may be Offered	Number of Shares Owned Immediately After Sale of Maximum Number of Shares in the Offering
			# of Shares	% of Class

Jorvik Mukti-Strategy Master Fund LP	7,111	7,111	0	0
Permal York Ltd.	7,908	7,908	0	0
York Capital Management L.P.	91,327	91,327	0	0
York Credit Opportunities Fund L.P.	199,994	199,994	0	0
York Credit Opportunities Investments Master Fund L.P.	198,649	198,649	0	0
York European Focus Master Fund LP	42,999	42,999	0	0
York European Opportunities Investments Master Fund L.P.	141,202	141,202	0	0
York European Strategies Trading Limited	3,218	3,218	0	0
York Multi-Strategy Master Fund LP	130,429	130,429	0	0
York Select Master Fund, LP	17,789	17,789	0	0
York Select, L.P.	19,338	19,338	0	0
York Global Finance Offshore BDH (Luxembourg) S.arl	108,100,258	108,100,258	0	0
M.H. Davidson & Co.	1,469,831	1,469,831	0	0
Davidson Kempner Partners	5,172,681	5,172,681	0	0
Davidson Kempner Institutional Partners, L.P.	11,983,568	11,983,568	0	0
Davidson Kempner International Ltd.	11,832,028	11,832,028	0	0
Davidson Kempner Distressed Opportunities Fund LP	18,885,968	18,885,968	0	0
Davidson Kempner Distressed Opportunities International Ltd.	29,527,651	29,527,651	0	0
Bank Hapoalim B.M.	16,594,036	16,594,036	0	0

We may notify the selling shareholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

Information concerning the selling shareholders may change from time to time and any changed information will be set forth in post-effective amendments or prospectus supplements if and when necessary.

PLAN OF DISTRIBUTION

The selling shareholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the ordinary shares covered by this prospectus. Registration of the ordinary shares covered by this prospectus does not mean, however, that those ordinary shares necessarily will be offered or sold.

The ordinary shares covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	in the over-the-counter market;
•	in privately negotiated transactions;
•	through broker-dealers, who may act as agents or principals;
•	through one or more underwriters on a firm commitment or best-efforts basis;
•	in a block trade in which a broker-dealer will attempt to sell a block of ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	directly to one or more purchasers;
•	through agents; or
•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the ordinary shares by a broker-dealer as principal and resales of the ordinary shares by the broker-dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions; or
•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

To our knowledge, the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the ordinary shares covered by this prospectus. At any time a particular offer of the ordinary shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the ordinary shares covered by this prospectus.

EXPERTS

The financial statements incorporated in this prospectus by reference from our annual report on Form 20-F/A for the year ended December 31, 2012 have been audited by Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, an independent registered public accounting firm. Such financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby under Israeli law has been passed upon for us by and other legal matters under Israeli law relating to any offering will be passed upon for us by Goldfarb Seligman & Co., Tel-Aviv, Israel.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

Our ordinary shares are listed on the NASDAQ Global Select Market, and we are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F. In addition, we furnish interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

Further information about our company is available on our website at www.elbitimaging.com. The information available on our website is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. The documents we incorporate by reference are:

(1)
Our current report on Form 6-K filed with the Securities and Exchange Commission on August 30, 2013 (financial reports as of and for the six months ended June 30, 2013 and related financial and operating review).

(2)	Our annual report on Form 20-F/A for the year ended December 31, 2012, filed with the Securities and Exchange Commission on November 27, 2013.

(3)	Our current report on Form 6-K filed with the Securities and Exchange Commission on November 27, 2013, (financial reports as of and for the nine months ended September 30, 2013).

(4)	Our current report on Form 6-K filed with the Securities and Exchange Commission on February 24, 2013 (recognition of gain from Debt Restructuring).

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address:

Elbit Imaging Ltd.
5 Kinneret Street
Bnei Brak 51261, Israel
Tel: +972-3-608-6000
Fax: +972-3-608-6050

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any arranger or agent is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel.  Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.

Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable and enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the laws of the state in which the judgment was rendered provide for the enforcement of judgments of Israeli courts.

EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates.

SEC registration fee	$5,017
Legal fees and expenses	$50,000
Accounting fees and expenses	$30,000
Miscellaneous	$1,983
Total	$87,000

ELBIT IMAGING LTD.

204,422,767 Ordinary Shares

__________________

PROSPECTUS
__________________

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

Insurance, Indemnification and Exemption

General. Our Amended and Restated Articles of Association set forth the following provisions regarding the grant of insurance coverage, indemnification and an exemption from liability to any of our directors or officers, all subject to the provisions of applicable law. In accordance with such provisions and pursuant to the requisite corporate approvals, we have obtained liability insurance covering our directors and officers, have granted indemnification undertakings to our directors and officers and have agreed to exempt our officers (other than our Executive Chairman) from liability for breach of the duty of care. Our subsidiary Plaza Centers N.V. has also granted indemnification undertakings to its directors and officers.

Insurance. We are entitled to insure the liability of any director or officer to the fullest extent permitted by law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of a director or officer for an obligation imposed on him in consequence of an act done in his capacity as such, in any of the following cases:

•	a breach of the duty of care toward us or a third party;

•	a breach of the duty of loyalty toward us, provided that the director or officer acted in good faith and had reasonable basis to believe that the act would not harm us;

•	a monetary obligation imposed on him in favor of a third party;

•	reasonable litigation expenses, including attorney fees, incurred by the director or officer as a result of an administrative enforcement proceeding instituted against him;

•	a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended, or the Securities Law; or

•	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our directors or officers.

Indemnification

We are entitled to indemnify a director or officer to the fullest extent permitted by law, either retroactively or pursuant to an undertaking given in advance. Without derogating from the aforesaid, we may indemnify our directors or officers for liability or expense imposed on him in consequence of an action taken by him in his capacity as such, as follows:

•
a financial liability incurred or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or an award of an arbitrator that is approved by a court, provided that any undertaking in advance to indemnify is limited to events that, in the opinion of the board of directors, are foreseeable in light of our actual activity at the time of granting the undertaking and limited to a sum or criteria determined by the board of directors to be reasonable under the circumstances;

•
reasonable litigation expenses, including legal fees, incurred in connection with an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which concluded without an indictment against him and without a financial sanction in lieu of a criminal proceeding (except for an offense that does not require proof of criminal intent), or in connection with a financial sanction;

•
reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of us, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require a criminal intent;

•	reasonable litigation expenses, including attorney fees, incurred by the director or officer as a result of an administrative enforcement proceeding instituted against him; or

•	a payment imposed on the director or officer in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law.

The aggregate indemnification amount payable by us pursuant to indemnification undertakings may not exceed the lower of (i) 25% of our shareholders’ equity as of the date of actual payment by us of the indemnification amount (as set forth in our most recent consolidated financial statements prior to such payment) and (ii) $40 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by us, with respect to matters covered by such indemnification.

Exemption. We are entitled to exempt a director or officer in advance from any or all of his liability for damage in consequence of a breach of the duty of care toward us to the fullest extent permitted by law.

Limitations. The Companies Law provides that a company may not provide its directors or officers with insurance or indemnification or exempt its directors or officers from liability with respect to the following:

•
A breach of the duty of loyalty toward the company, unless, with respect to insurance coverage or indemnification, the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

•	an intentional or reckless breach of the duty of care;

•	an act done with the intention of illegally deriving a personal profit; or

•	a fine imposed on the director or officer.

Item 7.    Recent Sales of Unregistered Securities

The issuance of notes and ordinary shares to the holders of Old Notes in the Debt Restructuring qualified for exemption under Section 3(a)(9) of the Securities Act since the notes and ordinary shares were issued in exchange for other securities of ours with our existing security holders and no commission or remuneration was paid or given directly or indirectly for soliciting such exchange. As to Bank Leumi, we believe that the issuance of notes and ordinary shares to Bank Leumi qualified as offshore transactions exempt from registration under Regulation S of the Securities Act.  For more information about these issuances, see above under "Debt Restructuring".

 On September 22, 2011, in connection with a loan agreement, we issued Eastgate Property LLC ("Eastgate") a warrant, as amended on April 5, 2012, to purchase up to 3.3% of our fully diluted share capital (subject to certain exceptions) at the time of exercise of such warrant, for no consideration. On February 20, 2014, immediately following the consummation of the Debt Restructuring, Eastgate exercised the warrant for 1,924,215 ordinary shares, at which time the warrant terminated. The issuance of the warrant was registered pursuant to Registration Statement No. 333-172122, and the shares were issued upon exercise pursuant an exemption from registration under Section 3(a)(9) of the Securities Act.

Over the past three years, we issued options to purchase 18,975 ordinary shares under the 2006 Plan, with a weighted average exercise price of NIS 10.25.  All of these options are currently outstanding and none of these options have been exercised for shares of our ordinary shares.

We did not employ an underwriter in connection with the issuance of the securities described above.

Item 8.    Exhibits and Financial Statements Schedules

See Exhibit Index on page II-6 of this registration statement.

Item 9.    Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and a(l)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)      That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)          Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)         The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)         Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned Registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bnei Brak, Israel, on March 12, 2014.

ELBIT IMAGING LTD.

By: /s/ Doron Moshe Name: Doron Moshe Title: Chief Financial Officer	By: /s/ Shimon Yitzhaki Name: Shimon Yitzhaki Title: Executive Chairman of the Board of Directors

POWER OF ATTORNEY

Know all persons by these presents that each of the undersigned constitutes and appoints Doron Moshe and Zvi Maayan, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mordechay Zisser Mordechay Zisser	Chief Executive Officer, Executive President and Director (Principal Executive Officer)	March 12, 2014
/s/ Doron Moshe Doron Moshe	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2014
/s/ Shimon Yitzhaki Shimon Yitzhaki	Executive Chairman of the board of directors and Director	March 12, 2014
/s/ David Rubner David Rubner	Director	March 12, 2014
/s/ Zvi Tropp Zvi Tropp	External Director	March 12, 2014
/s/ Moshe Lion Moshe Lion	Director	March 12, 2014
/s/ Shmuel Peretz Shmuel Peretz	Director	March 12, 2014
/s/ Elina Frenkel Ronen Elina Frenkel Ronen	External Director	March 12, 2014

Authorized Representative in the United States:

Puglisi & Associates By: /s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director	March 12, 2014

Exhibit Index

The following is a list of exhibits filed as part of this registration statement.

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association.
3.2	Amended and Restated Articles of Association.
4.1	Form of ordinary share certificate.
5.1	Opinion of Goldfarb Seligman & Co.
10.3
English translation of Agreement for the Provision of Consultancy Services for the Development of Real Estate Projects dated May 31, 2006, between Elbit Imaging Ltd. and Control Centers Ltd. (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed on July 2, 2007).

10.5	English translation of Employees, Directors and Offices Incentive Plan of 2006, as amended (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed on June 26, 2009).
10.6
Framework Agreement dated April 22, 2010, among EPN GP, LLC, Macquarie DDR Management Limited, Macquarie DDR Management LLC, Developers Diversified Realty Corporation, DDR MDT Holdings II Trust, DDR Macquarie Fund LLC, DDR MDT PS LLC, DDR MDT MV LLC, Macquarie DDR U.S. Trust Inc., Macquarie DDR U.S. Trust II Inc., Macquarie MDT Holdings Trust, Macquarie MDT Holdings Inc., Belike Nominees Pty Limited and Macquarie Group Services Australia Pty Limited (incorporated by reference to Exhibit 4.6 of our Annual Report on Form 20-F filed on May 10, 2010).

10.7
English translation of Management Services Agreement dated May 31, 2006, between Elbit Imaging Ltd. and Europe-Israel (M.M.S.) Ltd. (incorporated by reference to Exhibit 4.7 of our Report on Form 6-K filed on June 16, 2010).

10.8
Share Purchase Agreement dated December 29, 2010, among B.E.A. Hotels N.V., PPHE Hotel Group Limited and Park Plaza Hotels Europe Holdings B.V. (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F filed on June 6, 2011).

10.9
Agreement of Purchase and Sale, dated as of January 10, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed on April 25, 2012).

10.10
First Amendment to Agreement of Purchase and Sale, dated as of January 24, 2012, among certain sellers and BRE DDR RETAIL HOLDINGS LLC (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed on April 25, 2012).

10.11
Share Purchase Agreement, dated as of March 30, 2012, by and among B.E.A. Hotels N.V., PPHE Netherland N.V. and PPHE Hotel Group Limited (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed on April 25, 2013).

21.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F filed on May 14, 2013).
23.1	Consent of Brightman Almagor Zohar & Co.
23.2	Consent of Goldfarb Seligman & Co. (included in Exhibit 5.1)
23.3	Consent of Colliers International.
23.4	Consent of Financial Immunities Ltd.
23.5	Consent of Financial Immunities Ltd.
23.6	Consent of Financial Immunities Ltd.
23.7	Consent of Financial Immunities Dealing Room Ltd.
23.8	Consent of Financial Immunities Dealing Room Ltd.
23.9	Consent of Financial Immunities Dealing Room Ltd.
23.10	Consent of Giza Zinger Even.

Exhibit No.	Description
23.11	Consent of Jones Lang LaSalle Kft.
23.12	Consent of Giza Zinger Even.
23.13	Consent of Giza Zinger Even.
23.14	Consent of Giza Zinger Even.
23.15	Consent of Giza Zinger Even.
23.16	Consent of Giza Zinger Even.
23.17	Consent of Giza Zinger Even.
23.18	Consent of De-Kalo Ben-Yehuda.
23.19	Consent of Financial Immunities Dealing Room Ltd.
23.20	Table of advisors relied upon in the consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.